Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179050

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell the securities described herein and are not soliciting an offer to buy such securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 2, 2012

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 18, 2012)

$200,000,000

Vanguard Natural Resources, LLC
VNR Finance Corp.

7.875% Senior Notes due 2020

We are offering $200,000,000 aggregate principal amount of 7.875% senior notes due 2020 of Vanguard Natural Resources, LLC and VNR Finance Corp., which we refer to in this prospectus supplement as the “notes.” The notes are being offered as additional notes under an indenture pursuant to which we initially issued $350,000,000 in principal amount of initial notes on April 4, 2012. The notes offered hereby will have identical terms, other than the issue date, and will constitute part of the same series as and be fungible with the initial notes. Interest on the notes is payable on April 1 and October 1 of each year, beginning on April 1, 2013. The notes will mature on April 1, 2020.

We may redeem some or all of the notes at any time on or after April 1, 2016 at the redemption prices and as described under the caption “Description of Notes — Optional Redemption,” and we may redeem some or all of the notes at any time prior to April 1, 2016, at a price equal to 100% of the aggregate principal amount of the notes redeemed, plus a “make-whole” premium. In addition, before April 1, 2015 and following certain equity offerings, we may redeem up to 35% of the aggregate principal amount of the notes at the redemption price equal to 107.875% of the aggregate principal amount of the notes redeemed. If we sell certain of our assets or experience specific kinds of changes of control, we may be required to repurchase all or a portion of the notes.

The notes will be the senior unsecured obligations of Vanguard Natural Resources, LLC and VNR Finance Corp., a wholly owned subsidiary of ours that has no material assets and was formed for the sole purpose of being a co-issuer of some of our debt, including the notes. The notes will be guaranteed on a senior unsecured basis by all of our existing subsidiaries (other than the co-issuer) and certain future subsidiaries. The notes and the guarantees will rank equally in right of payment with all of the existing and future senior indebtedness of the issuers and the guarantors, but will be effectively subordinated to any of their existing or future secured indebtedness, including indebtedness under our senior secured reserve-based credit facility, to the extent of the value of the collateral securing such indebtedness.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-18 of this prospectus supplement and on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price*	%	$
Underwriting discount	%	$
Proceeds, before expenses, to us	%	$

*	Plus accrued interest on the notes from October 1, 2012 to date of delivery.

The underwriters expect to deliver the notes to purchasers on or about             , 2012, only in book-entry form through the facilities of The Depository Trust Company.

Book-Running Managers

RBC Capital Markets	Citigroup	Credit Agricole CIB	Deutsche Bank Securities
RBS	Wells Fargo Securities	J.P. Morgan	UBS Investment Bank

Senior Co-Managers

BMO Capital Markets	Scotiabank

Co-Managers

Comerica Securities	Lloyds Securities	Natixis	US Bancorp

      , 2012

Our Operating Areas

(1)	Includes approximately 12.7 MBOE/day of current production from the Arkoma Basin Acquisition described below in “Recent Developments — Arkoma Basin Acquisition.”

Note:  The estimates of our natural gas and oil reserves as of June 30, 2012 are based on evaluations prepared by our internal reserve engineers. Production data represents average net daily production for the year ended December 31, 2011 on a pro forma basis to give effect to the Arkoma Basin Acquisition and Appalachian Exchange described below in “Recent Developments — Arkoma Basin Acquisition” and “Recent Developments — Appalachian Exchange.” Percent operated statistics are based on a cash flow basis.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates.

Prospectus dated January 18, 2012

About this Prospectus	ii
Where You Can Find More Information	1
Forward-Looking Statements	2
About Vanguard Natural Resources, LLC and VNR Finance Corp.	4
Risk Factors	5
Use of Proceeds	6
Ratio of Earnings to Fixed Charges	7
Selling Unitholder	8
Description of Our Debt Securities	9
Description of Our Common Units	17
Cash Distribution Policy	19
Description of Our Limited Liability Company Agreement	20
Material Tax Consequences	28
Plan of Distribution	45
Legal Matters	48
Experts	48

S-i

GLOSSARY OF TERMS

Below is a list of terms that are common to our industry and used throughout this document:

/day	= per day	MBOE	= thousand barrels of oil equivalent
Bbls	= barrels	Mcf	= thousand cubic feet
Bcf	= billion cubic feet	Mcfe	= thousand cubic feet of natural gas equivalents
Bcfe	= billion cubic feet of natural gas equivalents	MMBOE	= million barrels of oil equivalent
BOE	= barrel of oil equivalent	MMBtu	= million British thermal units
Btu	= British thermal unit	MMcf	= million cubic feet
MBbls	= thousand barrels	NGLs	= natural gas liquids

When we refer to oil, natural gas and NGLs in “equivalents,” we are doing so to compare quantities of natural gas with quantities of NGLs and oil or to express these different commodities in a common unit. In calculating equivalents, we use a generally recognized standard in which 42 gallons is equal to one Bbl of oil or one Bbl of NGLs, and one Bbl of oil or one Bbl of NGLs is equal to six Mcf of natural gas. Also, when we refer to cubic feet measurements, all measurements are at a pressure of 14.73 pounds per square inch.

S-ii

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements and information in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference may constitute “forward-looking statements.” The words “may,” “will,” “estimate,” “predict,” “potential,” “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Known material factors and other factors that could cause our actual results to differ from those in the forward-looking statements include, but are not limited to:

•	the volatility of realized oil, natural gas and NGLs prices;
•	the potential for additional impairment due to future declines in oil, natural gas and NGLs prices;
•	uncertainties about the estimated quantities of oil, natural gas and NGLs reserves, including uncertainties about the effects of the Securities and Exchange Commission’s (the “SEC”) rules governing reserve reporting;
•	the conditions of the capital markets, liquidity, general economic conditions, interest rates and the availability of credit to support our business requirements;
•	the discovery, estimation, development and replacement of oil, natural gas and NGLs reserves;
•	our business and financial strategy;
•	our future operating results;
•	our drilling locations;
•	technology;
•	our cash flow, liquidity and financial position;
•	the timing and amount of our future production of oil, natural gas and NGLs;
•	our operating expenses, general and administrative costs, and finding and development costs;
•	the availability of drilling and production equipment, labor and other services;
•	our prospect development and property acquisitions;
•	the marketing of oil, natural gas and NGLs;
•	competition in the oil, natural gas and NGLs industry;
•	the impact of weather and the occurrence of natural disasters such as fires, floods, hurricanes, earthquakes and other catastrophic events and natural disasters;
•	governmental regulation of the oil, natural gas and NGLs industry;
•	environmental regulations;
•	the effect of legislation, regulatory initiatives and litigation related to climate change;
•	developments in oil-producing and natural gas-producing countries;
•	the timing, amount and terms of future issuances of common equity and debt securities; and
•	our strategic plans, objectives, expectations and intentions for future operations.

S-iii

Other factors that could cause our actual results to differ from our expected results are described in (1) this prospectus supplement, (2) our Annual Report on Form 10-K for the year ended December 31, 2011 (our “2011 Annual Report”), (3) our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 (our “Q1 Quarterly Report”) and June 30, 2012 (our “Q2 Quarterly Report”), (4) our other reports filed from time to time with the SEC and (5) other announcements we make from time to time.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except as required by law.

S-iv

SUMMARY

This summary highlights information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that may be important to you. You should read carefully this entire prospectus supplement, the accompanying prospectus, the documents incorporated herein and therein by reference and the other documents to which we refer herein for a more complete understanding of our business and the terms of the notes, as well as tax and other considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” sections on page S-18 of this prospectus supplement and on page 5 of the accompanying prospectus and the risk factors included in “Item 1A. Risk Factors” of our 2011 Annual Report and “Item 1A. Risk Factors” of our Q1 Quarterly Report and Q2 Quarterly Report to determine whether an investment in the notes is appropriate for you.

Unless the context otherwise requires, references to (1) “Vanguard Natural Resources,” “Vanguard,” “we,” “us,” “our” and similar terms, as well as references to the “Company,” are to Vanguard Natural Resources, LLC and its subsidiaries, including Vanguard Natural Gas, LLC, VNR Holdings, LLC, Vanguard Permian, LLC, VNR Finance Corp., Encore Energy Partners Operating LLC and Encore Clear Fork Pipeline LLC and (2) “our operating subsidiary” or “VNG” are to Vanguard Natural Gas, LLC. With respect to the cover page and in the sections entitled “Summary — The Offering” and “Underwriting,” “we,” “our” and “us” refer only to Vanguard Natural Resources, LLC. Unless otherwise indicated, our reserve and production data and related operation data presented in this prospectus supplement do not give effect to the Arkoma Basin Acquisition or Appalachian Exchange (described below in “— Recent Developments — Arkoma Basin Acquisition” and “— Recent Developments — Appalachian Exchange”).

The estimates of our natural gas and oil reserves and the estimates of Antero Resources Corporation’s natural gas and oil reserves, each at December 31, 2011, included in this prospectus supplement and in the documents incorporated by reference herein are based upon the reports of DeGolyer and MacNaughton (“D&M”), an independent petroleum engineering firm. The estimates of our natural gas and oil reserves as of June 30, 2012 are based on evaluations prepared by our internal reserve engineers and have not been reviewed by D&M. We believe that our estimated proved reserves as of June 30, 2012 were prepared on a basis and methodology consistent with those used by D&M in its reserve report dated January 19, 2012 with respect to our estimated proved reserves as of December 31, 2011.

Our Company

We are a publicly traded limited liability company focused on the acquisition and development of mature, long-lived oil and natural gas properties in the United States. Our primary business objective is to generate stable cash flows allowing us to make monthly cash distributions to our unitholders and, over time, increasing our monthly cash distributions through the acquisition of additional mature, long-lived oil and natural gas properties. Through our operating subsidiaries, we own properties and oil and natural gas reserves primarily located in six operating areas:

•	the Permian Basin in West Texas and New Mexico;
•	the Big Horn Basin in Wyoming and Montana;
•	the Arkoma Basin in Arkansas and Oklahoma;
•	the Williston Basin in North Dakota and Montana;
•	Mississippi; and
•	South Texas.

As of June 30, 2012, based on internal reserve estimates, our total proved reserves were 136.2 MMBOE, of which approximately 32% were oil reserves, 54% were natural gas reserves and 14% were NGLs reserves. Of these total estimated proved reserves, approximately 72%, or 98.4 MMBOE, were classified as proved developed. Also, at June 30, 2012, we owned working interests in 4,878 gross (1,625 net) productive wells. Our operated wells accounted for approximately 57% of our total estimated proved reserves at June 30, 2012. Our average net daily production for the year ended December 31, 2011 and for the six months ended

June 30, 2012 was 13,405 BOE/day and 12,953 BOE/day, respectively. Our average net production for the year ended December 31, 2011 includes production from the properties acquired in connection with the ENP Acquisition (discussed below). Production from these properties during 2011 through the date of the completion of the ENP Merger (discussed below) on December 1, 2011 was subject to a 53.4% non-controlling interest in Encore Energy Partners LP (“ENP”). We own working interests ranging from 30% to 100% in approximately 43,220 gross undeveloped acres surrounding our existing wells. As of June 30, 2012, based on internal reserve estimates, approximately 28%, or 37.8 MMBOE, of our estimated proved reserves were attributable to our working interests in undeveloped acreage.

The following table sets forth certain information with respect to our estimated proved reserves by operating area as of December 31, 2011 based on estimates made in a reserve report prepared by D&M.

	Estimated Proved Developed Reserve Quantities				Estimated Proved Undeveloped Reserve Quantities				Estimated Proved Reserve Quantities
Operating Area	Natural Gas (Bcf)	Oil (MMBbls)	NGLs (MMBbls)	Total (MMBOE)	Natural Gas (Bcf)	Oil (MMBbls)	NGLs (MMBbls)	Total (MMBOE)	Total (MMBOE)
Permian Basin	64.9	12.1	2.7	25.6	8.5	2.7	0.2	4.3	29.9
Big Horn Basin	20.0	20.8	1.5	25.6	—	0.9	—	0.9	26.5
Arkoma Basin	4.8	0.3	—	1.1	—	—	—	—	1.1
Williston Basin	2.5	4.4	—	4.9	0.2	0.5	—	0.5	5.4
Mississippi	0.1	1.9	—	1.9	—	0.6	—	0.6	2.5
South Texas	18.0	0.1	2.0	5.1	9.8	0.1	1.0	2.7	7.8
Total	110.3	39.6	6.2	64.2	18.5	4.8	1.2	9.0	73.2

Business Strategies

Our primary business objective is to generate stable cash flows allowing us to make monthly cash distributions to our unitholders, and over the long-term to increase the amount of our future distributions by executing the following business strategies:

•	Acquire Long-Lived Assets with Low-Risk Exploitation and Development Opportunities. We target the acquisition of oil and natural gas properties that we believe will generate attractive risk adjusted expected rates of return and be financially accretive. Our acquisitions have been characterized by long-lived production, relatively low decline rates and predictable production profiles, as well as low-risk development opportunities in known producing basins of the continental United States. We expect to make additional acquisitions of properties with similar profiles.
•	Manage our Diverse Portfolio of Oil and Gas Properties with a Focus on Maintaining Stable Cash Flow. We manage our diverse portfolio of oil and gas properties in an effort to maintain cash flow. This is primarily accomplished by replacing production and reserves through workovers and recompletions as well as the development of our inventory of proved undeveloped locations. We maintain an inventory of drilling and optimization projects within each of the regions in which we operate to achieve organic growth from our capital development program. We aim to operate our properties so we can develop drilling programs and optimization projects to replace production and add value through reserve and production growth and other operational synergies. Our development program is focused on lower-risk, repeatable drilling opportunities to maintain and, in some cases, grow cash flow. Many of the wells in our development program are completed in multiple producing zones with commingled production and long economic lives. As of June 30, 2012, we operated 75% of our production on a cash flow basis.
•	Maintain a Conservative Capital Structure to Ensure Financial Flexibility to Pursue Acquisitions. We have actively managed our debt levels by accessing equity markets when necessary. Since our initial public offering in 2007, we have financed approximately 58% of our $2.1 billion of oil and natural gas property acquisitions with the issuance of our common units. We maintain adequate liquidity and capitalization not only for our operating positions but also to maintain the financial flexibility necessary to compete for opportunistic acquisitions. Finally, we expect to maintain a prudent coverage ratio in order to support distribution levels in the future.

•	Reduce Cash Flow Volatility Through Commodity Price and Interest Rate Derivatives. We use a robust hedging strategy to reduce our exposure to commodity prices and assist with stabilizing cash flow and distributions. Our commodity hedging transactions are primarily in the form of swap contracts and collars that are designed to provide a fixed price (swap contracts) or range of prices between a price floor and a price ceiling (collars) that we will receive, instead of being exposed to the full range of commodity price fluctuations. Our goal is to hedge 70% to 85% of our estimated production on a rolling basis. We also expect to hedge a high percentage of acquired production immediately upon execution of an acquisition agreement in order to secure the returns contemplated at the outset of a transaction. Finally, we also anticipate opportunistically hedging interest rates to protect against future interest rate increases.

Competitive Strengths

We believe our competitive strengths position us to successfully execute our business strategies. Our competitive strengths are as follows:

•	High-Quality, Long-Lived Reserve Base. Based on internal reserve estimates as of June 30, 2012, our diverse portfolio is comprised of 136.2 MMBOE of proved reserves across eight states. These properties typically have had a long history of relatively stable production characterized by low to moderate rates of production decline. Our estimated proved reserves as of December 31, 2011 had an average reserve life of approximately 16 years, and 86% of our reserves were classified as developed (either proved developed producing or proved developed non-producing), giving us an average developed reserve life of 14 years. We believe the highly developed nature of our reserves reduces our development risk.
•	Geographically Diverse Asset Base. Our portfolio of assets is well diversified, stretching across six regions which have long oil and gas production histories, including the Permian Basin in West Texas and New Mexico, the Big Horn Basin in Wyoming and Montana, South Texas, the Williston Basin in North Dakota and Montana, Mississippi and the Arkoma Basin in Arkansas and Oklahoma. The geographic breadth of our portfolio significantly reduces the risk to our investors of a problem in any particular asset.
•	Substantial Hedging at Attractive Prices. We use a combination of fixed price swap and option arrangements to hedge NYMEX crude oil and natural gas prices. By mitigating the price volatility from a portion of our crude oil and natural gas production, we have worked to manage the potential effects of changing crude oil and natural gas prices on our cash flow from operations for the hedged periods. We have hedged more than 80% of expected oil production through 2014 at an average floor price of $91.18 per barrel, and 85% of expected natural gas production through the first half of 2017 at an average price $5.11 per MMBtu.
•	Significant Inventory of Low Risk Development Opportunities. We also have an inventory of low risk drilling locations to maintain the cash flow from our properties. As of June 30, 2012, we had identified 377 proved undeveloped drilling locations and an additional 1,270 other locations on our leasehold acreage. We intend to spend approximately $52 million in capital expenditures in 2012 on low risk development and workover projects which are attractive given current commodity prices in an effort to maintain stable cash flow.
•	Stable Cash Flows with Low Capital Requirements. We have stable operating cash margins combined with limited reliance on higher risk development relative to many of our peers with the sale of oil and NGLs contributing over 90% of our revenue for the six months ended June 30, 2012. For 2012, we estimate our capital expenditures excluding acquisitions will be $52 million, which is approximately 20% of expected Adjusted EBITDA.
•	Significant Financial Flexibility. We are committed to maintaining a conservative financial position, ample liquidity and a strong balance sheet. As of October 1, 2012, after giving effect to the interim borrowing base redetermination to include the Purchased Assets (discussed below) and the automatic reduction in our borrowing base resulting from the issuance of the notes offered hereby, we will have approximately $ million in borrowing capacity under our senior secured reserve-based credit facility (the “Reserve-Based Credit Facility”) to help fund acquisitions, development and working capital. We have prudently raised equity throughout industry cycles to maintain a strong balance sheet, as demonstrated following the ENP Acquisition and by our recent Equity Offering (discussed below). We may also issue additional common units or senior notes which, combined with our Reserve-Based Credit Facility, will provide us with resources to finance future acquisitions and internal development projects.
•	Experienced Management Team. Our executive officers have an average of over 25 years of experience in the oil and natural gas industry and have diverse backgrounds ranging from large, public oil and natural gas companies to entrepreneurial startups. We also have experienced technical and operational teams that provide keen insight into prospective acquisitions. Moreover, we believe that our experience integrating the properties associated with our many recent purchases, including the ENP Acquisition and the Arkoma Basin Acquisition (discussed below), will de-risk the integration of future acquisitions.

Recent Developments

Registered Common Unit Offering

On September 12, 2012, we priced a public offering (the “Equity Offering”) of 6,000,000 of our common units at $27.51 per common unit. We also granted the underwriters an option to purchase up to 900,000 additional common units to cover any over-allotments. The Equity Offering closed on September 17, 2012, including a full exercise of the underwriters’ option to purchase additional common units. We received net proceeds from the Equity Offering of approximately $182.3 million, after deducting the underwriters’ discount and estimated offering expenses. We used the net proceeds from the Equity Offering to repay indebtedness outstanding under our Reserve-Based Credit Facility.

Monthly Distribution Policy

On August 2, 2012, we announced the change of our quarterly distribution policy to a monthly distribution. The monthly distribution policy commenced with the July 2012 distribution, which was paid on September 14, 2012 to holders of record of our common units at the close of business on September 4, 2012.

Arkoma Basin Acquisition

On June 29, 2012, we acquired certain natural gas and NGLs assets in the Woodford Shale and Fayetteville Shale of the Arkoma Basin (the “Purchased Assets”) from Antero Resources for an adjusted purchase price of $429 million, subject to customary final post-closing adjustments (the “Arkoma Basin Acquisition”). The Purchased Assets have total estimated proved reserves of 402 Bcfe, of which approximately 82% are natural gas reserves and 57% is proved developed. The Purchased Assets include approximately 180 proved drilling locations, and we have identified an additional 1,100 future proved drilling locations on acreage that is currently held by production.

The Arkoma Basin Acquisition was funded with borrowings under our Reserve-Based Credit Facility. Additionally, the borrowing base under the Reserve-Based Credit Facility was increased to $975 million in connection with an interim borrowing base redetermination to include the Purchased Assets.

April 2012 Notes Offering

On April 4, 2012, we completed an offering of an aggregate principal amount of $350 million of notes at an issue price of 99.274% of their face value, resulting in net proceeds to us, after deducting the underwriters’ discount and estimated offering expenses, of approximately $339 million. The notes sold in April 2012 and the notes offered hereby will have identical terms, other than the issue date, and will constitute part of the same series as and be fungible with the initial notes.

Appalachian Exchange

On February 21, 2012, we and VNG entered into a Unit Exchange Agreement with Majeed S. Nami Personal Endowment Trust and Majeed S. Nami Irrevocable Trust (collectively, the “Nami Parties”) to transfer our partnership interest in Trust Energy Company, LLC and Ariana Energy, LLC, which entities controlled all of our ownership interests in oil and natural gas properties in the Appalachian Basin (the “Properties”), in exchange for 1.9 million of our common units valued at the closing price of our common units of $27.62 per unit at March 30, 2012, or $52.5 million, with an effective date of January 1, 2012 (the “Appalachian Exchange”). After reviewing the reserve report prepared for us by our independent reserve engineers, D&M, which placed a PV-10 value of $40.9 million on the Properties as of December 31, 2011, we and the Nami Parties agreed to the purchase price after extended negotiations. The Nami Parties are controlled by or affiliated with Majeed S. Nami who was a founding unitholder when we went public in October of 2007. We completed this divestiture on March 30, 2012 for total non-cash consideration of $51.1 million, after closing adjustments of $1.4 million. Our board of directors, consisting of four independent directors and our President and Chief Executive Officer, reviewed and considered the terms of the Appalachian Exchange. Our board of directors unanimously approved the Appalachian Exchange after a determination that the terms were fair and reasonable to us.

ENP Acquisition

On December 31, 2010, we acquired (the “ENP Purchase”) all of the member interests in Encore Energy Partners GP, LLC (“ENP GP”), the general partner of ENP, and 20,924,055 common units representing limited partnership interests in ENP (the “ENP Units”), together representing a 46.7% aggregate equity interest in ENP at the date of the ENP Purchase, from Denbury Resources Inc. (“Denbury”), Encore Partners GP Holdings LLC, Encore Partners LP Holdings LLC and Encore Operating, L.P. (collectively, the “Encore Selling Parties” and, together with Denbury, the “Selling Parties”). As consideration for the purchase, we paid $300.0 million in cash and issued 3,137,255 VNR common units, valued at $93.0 million at December 31, 2010.

On December 1, 2011, we acquired the remaining 53.4% of the ENP Units not held by us through a merger (the “ENP Merger”) with one of our wholly owned subsidiaries. In connection with the ENP Merger, ENP’s public unitholders received 0.75 VNR common units in exchange for each ENP common unit they owned at the effective date of the ENP Merger, which resulted in the issuance of approximately 18.4 million VNR common units valued at $511.4 million at December 1, 2011. We refer to the ENP Purchase and ENP Merger collectively as the “ENP Acquisition.” ENP’s properties are located in Wyoming, Montana, West Texas, New Mexico, North Dakota, Arkansas and Oklahoma. As of December 31, 2011, based on a reserve report prepared by D&M, the acquired properties from the ENP Acquisition had estimated proved reserves of 44.0 MMBOE, of which 71% was oil and 88% was proved developed producing.

Permian Basin Acquisition I

On June 22, 2011, pursuant to two Purchase and Sale Agreements, we and ENP agreed to acquire producing oil and natural gas assets in the Permian Basin in West Texas (the “Permian Assets”) from a private seller. We refer to this acquisition as the “Permian Basin Acquisition I.” We and ENP agreed to purchase 50% of the Permian Assets for an aggregate of $85.0 million and each paid the seller a non-refundable deposit of $4.25 million. The effective date of this acquisition was May 1, 2011. This acquisition was completed on July 29, 2011 for an aggregate adjusted purchase price of $81.4 million. The purchase price was funded with borrowings under financing arrangements existing at that time. As of December 31, 2011, based on a reserve report prepared by D&M, the interests acquired had estimated total net proved reserves of 4.0 MMBOE, of which 69% was oil and NGLs reserves and 100% was proved developed.

Our Principal Executive Offices

We are a limited liability company formed under the laws of the State of Delaware. Our executive offices are located at 5847 San Felipe, Suite 3000, Houston, Texas 77057. Our telephone number is (832) 327-2255. We maintain a website at http://www.vnrllc.com that provides information about our business and operations. Information contained on this website, however, is not incorporated into or otherwise a part of this prospectus supplement or the accompanying prospectus.

Our Organizational Structure

The following diagram depicts our organizational structure as of October 2, 2012.

Our operating subsidiary, Vanguard Natural Gas, LLC, is the borrower on approximately $570 million in aggregate principal amount of loans outstanding under our Reserve-Based Credit Facility, as of October 1, 2012. Vanguard Natural Resources, LLC and VNR Finance Corp. are co-issuers of the initial notes and the notes offered hereby. Like the initial notes, the notes offered hereby will be unconditionally guaranteed, jointly and severally, on an unsecured basis, by all of our existing subsidiaries (other than VNR Finance Corp.) and by certain of our future subsidiaries.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. For a more complete understanding of the notes, please refer to the section in this prospectus supplement entitled “Description of Notes” and the section in the accompanying prospectus entitled “Description of Our Debt Securities.”

Issuers
Vanguard Natural Resources, LLC VNR Finance Corp.
VNR Finance Corp. is a wholly owned subsidiary of Vanguard Natural Resources, LLC that has no material assets and was formed for the sole purpose of being a co-issuer of some of our debt, including the notes.
Notes Offered
$200,000,000 principal amount of 7.875% senior notes due 2020. The notes are being offered as additional notes under an indenture pursuant to which we initially issued $350,000,000 in principal amount of our 7.875% Senior Notes due 2020 on April 4, 2012. The notes offered hereby will have identical terms, other than the issue date, and will constitute part of the same series as and be fungible with the initial notes.
Issue Price
% of principal plus accrued interest from October 1, 2012.
Maturity Date
April 1, 2020.
Interest Rate
7.875% per year (calculated using a 360-day year).
Interest Payment Dates
April 1 and October 1 of each year, commencing on April 1, 2013.
Ranking
The notes offered hereby will be our senior unsecured obligations. These notes will:
• rank equally in right of payment with all of our existing and future senior indebtedness;

•

be effectively junior to any of our secured indebtedness to the extent of the value of the collateral securing such indebtedness, including our guarantee of borrowings under our Reserve-Based Credit Facility;

• rank senior in right of payment to any of our future subordinated indebtedness; and
• be structurally subordinated to all indebtedness and other obligations of our future subsidiaries that do not guarantee the notes.
As of June 30, 2012, on an as further adjusted basis after giving effect to the issuance and sale of the notes offered hereby and the initial notes, and the application of the related net proceeds therefrom and the other transactions as set forth under “Capitalization,” we would have had (i) total debt outstanding in the principal amount of approximately $ million, consisting of the notes and approximately $ million of outstanding borrowings under our Reserve-Based Credit Facility, (ii) approximately $ million in further availability under our Reserve-Based Credit Facility after giving effect to the interim borrowing base redetermination to include the Purchased Assets and the automatic reduction in our borrowing base resulting from the issuance of the notes offered hereby, and (iii) no indebtedness contractually subordinated to the notes or the guarantees, as applicable.

Subsidiary Guarantees
The notes offered hereby will be unconditionally guaranteed, jointly and severally, on an unsecured basis, by all of our existing subsidiaries (other than VNR Finance Corp.) and by certain of our future subsidiaries, which we refer to as “the guarantors.” The guarantors own all of our consolidated assets. Each guarantee of these notes will:
• be a general unsecured obligation of the subsidiary guarantor;
• rank equally in right of payment with all existing and future senior indebtedness of that subsidiary guarantor;

•

be effectively junior to any secured indebtedness of that subsidiary guarantor to the extent of the value of the collateral securing such indebtedness, including its obligations under our Reserve-Based Credit Facility;

• rank senior in right of payment to any future subordinated indebtedness of that subsidiary guarantor; and
• be structurally subordinated to all future indebtedness and other obligations of any guarantor’s subsidiary that does not guarantee the notes.
Optional Redemption
At any time prior to April 1, 2015, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes, but not more than the net cash proceeds of certain equity offerings by us, at a redemption price equal to 107.875% of the principal amount of the notes, plus any accrued and unpaid interest to the date of redemption, if at least 65% of the aggregate principal amount of the notes issued on April 4, 2012, the notes offered hereby and any additional notes remain outstanding immediately after any such redemption and the redemption occurs within 180 days of such equity offering.
On or after April 1, 2016, we may redeem all or part of the notes, in each case at the redemption prices described under “Description of Notes — Optional Redemption,” together with any accrued and unpaid interest to the date of redemption.
In addition, prior to April 1, 2016, we may redeem all or part of the notes at a “make-whole” redemption price described under “Description of Notes — Optional Redemption,” together with any accrued and unpaid interest to the date of redemption.
Mandatory Offer to Purchase
Upon the occurrence of a change of control, unless we have exercised our optional redemption right with respect to the notes, holders of the notes will have the right to require us to purchase all or any part of the notes at a price equal to 101% of the aggregate principal amount of the notes, together with any accrued and unpaid interest to the date of purchase. In connection with certain asset dispositions, we will be required to use the net cash proceeds of the asset dispositions to make an offer to purchase the notes at 100% of the principal amount, together with any accrued and unpaid interest to the date of purchase.
Certain Covenants
We will issue the notes under an indenture with U.S. Bank National Association, as trustee. The indenture, among other things, limits our ability and the ability of our restricted subsidiaries to:

• incur, assume or guarantee additional indebtedness or issue preferred units;
• create liens to secure indebtedness;
• make distributions on, purchase or redeem our common units or purchase or redeem subordinated indebtedness; make investments;
• restrict dividends, loans or other asset transfers from our restricted subsidiaries;
• consolidate with or merge with or into, or sell substantially all of our properties to, another person;
• sell or otherwise dispose of assets, including equity interests in subsidiaries;
• enter into transactions with affiliates; or
• create unrestricted subsidiaries.
However, if both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc. assign the notes an investment grade rating and no default under the indenture exists, many of the foregoing covenants will terminate.
These covenants are subject to important exceptions and qualifications, which are described under “Description of Notes — Certain Covenants.”
Use of Proceeds
We expect to receive net proceeds from this offering of approximately $ million, after deducting the underwriters’ discount and estimated offering expenses, but excluding any premium or discount at which the notes may be sold and excluding accrued interest paid by purchasers. We intend to use the net proceeds from this offering to repay a portion of the outstanding borrowings under our Reserve-Based Credit Facility. Please read “Use of Proceeds.”
Affiliates of all of the underwriters are lenders under our Reserve-Based Credit Facility and will receive a portion of the proceeds from this offering through the repayment of indebtedness under our credit facilities. See “Underwriting.”
Risk Factors
Investing in the notes involves risks. Please read “Risk Factors” for a discussion of certain factors you should consider before making an investment in the notes. You should also carefully consider the risk factors in “Item 1A. Risk Factors” of our 2011 Annual Report, Q1 Quarterly Report and Q2 Quarterly Report.

Summary Historical Consolidated Financial and Operating Data

Set forth below is the summary historical consolidated financial and operating data for the periods indicated for Vanguard Natural Resources, LLC. The summary historical financial data for the years ended December 31, 2011, 2010 and 2009 and the balance sheet data as of December 31, 2011 and 2010 have been derived from our audited financial statements. The summary historical financial data for the six months ended June 30, 2012 and 2011 and as of June 30, 2012 are derived from our unaudited condensed consolidated financial statements and the notes thereto included in our Q2 Quarterly Report and incorporated by reference into this prospectus supplement and, in our opinion, have been prepared on a basis consistent with the audited consolidated financial statements and the notes thereto and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information.

You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes incorporated by reference into this prospectus supplement.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to the most directly comparable financial measure calculated and presented in accordance with GAAP in “Summary — Non-GAAP Financial Measure.”

	Historical
	Six Months Ended June 30,		Year Ended December 31,(3)
	2012	2011	2011(4)	2010(5)	2009
	(unaudited)	(unaudited)
	(in thousands, except per unit data)
Statement of Operations Data:
Revenues:
Oil, natural gas and NGLs sales	$149,158	$152,410	$312,842	$85,357	$46,035
Loss on commodity cash flow hedges	—	(1,672)	(3,071)	(2,832)	(2,380)
Realized gain (loss) on other commodity derivative contracts	(1,074)	2,572	10,276	24,774	29,993
Unrealized gain (loss) on other commodity derivative contracts	60,575	(41,014)	(470)	(14,145)	(19,043)
Total revenues	208,659	112,296	319,577	93,154	54,605
Costs and Expenses:
Production:
Lease operating expenses	35,240	27,452	63,944	18,471	12,652
Production and other taxes	14,111	13,626	28,621	6,840	3,845
Depreciation, depletion, amortization and accretion	42,652	41,378	84,857	22,231	14,610
Impairment of oil and natural gas properties	—	—	—	—	110,154
Selling, general and administrative expenses(1)	9,799	12,222	19,779	10,134	10,644
Total costs and expenses	101,802	94,678	197,201	57,676	151,905
Income (Loss) from Operations:	106,857	17,618	122,376	35,478	(97,300)
Other Income (Expense):
Other income	115	6	77	1	—
Interest and financing expenses	(15,159)	(13,628)	(28,994)	(5,766)	(4,276)
Realized loss on interest rate derivative contracts	(1,142)	(1,505)	(2,874)	(1,799)	(1,903)
Net gain (loss) on acquisition of oil and natural gas properties	13,796	(870)	(367)	(5,680)	6,981
Unrealized gain (loss) on interest rate derivative contracts	(3,044)	299	(2,088)	(349)	763
Total other income (expenses)	(5,434)	(15,698)	(34,246)	(13,593)	1,565
Net Income (Loss)	$101,423	$1,920	$88,130	$21,885	$(95,735)

	Historical
	Six Months Ended June 30,		Year Ended December 31,(3)
	2012	2011	2011(4)	2010(5)	2009
	(unaudited)	(unaudited)
	(in thousands, except per unit data)
Less: Net income (loss) attributable to non-controlling interest	—	533	(26,067)	—	—
Net Income (Loss) attributable to Vanguard unitholders	$101,423	$1,387	$62,063	$21,885	$(95,735)
Net Income (Loss) Per Unit:
Common and Class B units – basic	$1.94	$0.05	$1.95	$1.00	$(6.74)
Common and Class B units – diluted	$1.94	$0.05	$1.95	$1.00	$(6.74)
Distributions Declared Per Unit	$1.18	$1.13	$2.28	$2.15	$2.00
Weighted Average Common Units Outstanding – basic	51,839	29,768	31,370	21,500	13,791
Weighted Average Common Units Outstanding – diluted	51,892	29,834	31,370	21,500	13,791
Weighted Average Class B Units Outstanding	420	420	420	420	420
Cash Flow Data:
Net cash provided by operating activities	$97,558	$84,859	$176,332	$71,577	$52,155
Net cash used in investing activities	(475,720)	(26,984)	(236,350)	(429,994)	(109,315)
Net cash provided by financing activities	375,311	(54,243)	61,041	359,758	57,644
Other Financial Information:
Adjusted EBITDA before non-controlling interest(2)	$97,689	$107,109	$224,601	$80,396	$56,202

(1)	Includes $3.0 million, $1.0 million and $2.9 million of non-cash unit-based compensation expense in 2011, 2010 and 2009, respectively.
(2)	See “Summary — Non-GAAP Financial Measure” beginning on page S-15 of this prospectus supplement.
(3)	From 2009 through 2011, we acquired certain oil and natural gas properties and related assets, as well as additional interests in these assets, in the Permian Basin, Big Horn Basin, South Texas and Mississippi. The operating results of these properties were included with ours from the closing date of the acquisition forward.
(4)	The operating results of the subsidiaries we acquired in the ENP Purchase through the date of the completion of the ENP Merger on December 1, 2011 were subject to a 53.4% non-controlling interest.
(5)	As the ENP Purchase was completed on December 31, 2010, no results of operations were included for the year ended December 31, 2010.

	Historical
		As of December 31,
	As of June 30, 2012	2011	2010(3)
	(unaudited)
	(in thousands)
Balance Sheet Data(1):
Cash and cash equivalents	$—	$2,851	$1,828
Short-term derivative assets	75,132	2,333	16,523
Other current assets	50,969	51,508	34,435
Oil and natural gas properties, net of accumulated depreciation, depletion, amortization and impairment	1,506,847	1,217,985	1,063,403
Long-term derivative assets	71,217	1,105	1,479
Goodwill(2)	420,955	420,955	420,955
Other assets	32,677	19,626	16,569
Total Assets	$2,157,797	$1,716,363	$1,555,192
Short-term derivative liabilities	$2,705	$12,774	$6,209
Other current liabilities	49,779	33,064	34,261
Term loan – current	—	—	175,000
Long-term debt	734,000	771,000	410,500
Senior notes, net of discount	347,514	—	—
Long-term derivative liabilities	6,891	20,553	30,384
Other long-term liabilities	47,235	35,051	29,445
Members’ equity	969,673	843,921	320,731
Non-controlling interest in subsidiary	—	—	548,662
Total Liabilities and Members’ Equity	$2,157,797	$1,716,363	$1,555,192

(1)	From 2009 through 2011, we acquired certain oil and natural gas properties and related assets, as well as additional interests in these assets, in the Permian Basin, Big Horn Basin, South Texas and Mississippi. The assets and liabilities associated with these acquired properties were included in our balance sheet data as of each year end.
(2)	Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the ENP Purchase completed on December 31, 2010.
(3)	Includes the fair value of the ENP assets and liabilities we acquired on December 31, 2010.

Summary Reserve and Operating Data

The following table presents summary historical data with respect to our estimated net proved oil, natural gas and NGLs reserves and the present value of the estimated proved reserves as of the dates indicated. The estimated reserve data presented as of December 31, 2011 are based on reserve reports prepared by D&M. Copies of D&M’s summary reports are included as exhibits to our 2011 Annual Report. The reserve estimates presented as of June 30, 2012 are based on evaluations prepared by our internal reserve engineers and have not been reviewed by D&M. Our internal estimate of proved reserves has not been filed with or included in reports to any federal authority or agency. We believe that our estimated proved reserves as of June 30, 2012 were prepared on a basis and methodology consistent with those used by D&M in its reserve report dated January 19, 2012 with respect to our estimated proved reserves as of December 31, 2011. The Standardized Measure value shown in the table is not intended to represent the current market value of our estimated oil, natural gas and NGLs reserves. You should refer to “Risk Factors,” “Summary — Recent Developments  — Arkoma Basin Acquisition” and “Summary — Recent Developments — Appalachian Exchange” included in this prospectus supplement in evaluating the material presented below.

	As of December 31, 2011	As of June 30, 2012
Reserve Data:
Estimated net proved reserves:
Crude oil (MBbls)	44,803	43,164
Natural gas (Bcf)	163	439
NGLs (MBbls)	7,385	19,856
Total (MMBOE)	79.3	136.2
Proved developed (MMBOE)	68.2	98.4
Proved undeveloped (MMBOE)	11.1	37.8
Proved developed reserves as % of total proved reserves	86%	72%
Average developed reserve life(1)	14 years	11 years
Standardized Measure (in millions)(2)	$1,476.2	$1,565.4
Representative Oil and Natural Gas Prices(3):
Oil – WTI per Bbl	$96.24	$95.88
Natural gas – Henry Hub per MMBtu	$4.12	$3.15

(1)	Average developed reserve life data as of June 30, 2012 is presented on a pro forma basis to give effect to production resulting from the Arkoma Basin Acquisition for the six months ended June 30, 2012.
(2)	Standardized Measure is the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using the 12-month average price) without giving effect to non-property related expenses such as selling, general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion, amortization and accretion and discounted using an annual discount rate of 10%. Our Standardized Measure does not include future income tax expenses because we are not subject to income taxes and our reserves are owned by our subsidiaries which are also not subject to income taxes. Standardized Measure does not give effect to derivative transactions. For a description of our derivative transactions, please read “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” of our 2011 Annual Report.
(3)	Oil and natural gas prices are based on spot prices per Bbl and MMBtu, respectively, calculated using the average of the first-day-of-month price for each month within the 12-month period prior to the end of the reporting period, with these representative prices adjusted by field for quality, transportation fees and regional price differentials to arrive at the appropriate net price.

The following table shows certain summary unaudited financial information with respect to our production and sales of oil, natural gas and NGLs. You should refer to “Risk Factors” included in this prospectus supplement in evaluating the material presented below.

	Net Production			Average Realized Sales Prices(4)			Production Cost(5)
	Crude Oil Bbls/day	Natural Gas Mcf/day	NGLs Bbls/day	Crude Oil Per Bbl	Natural Gas Per Mcf	NGLs Per Bbl	Per BOE
Year Ended December 31, 2011(1)(6)
Elk Basin Field	2,098	315	328	$81.02	$3.38	$84.90	$10.99
Other	5,370	28,214	855	$83.02	$7.50	$59.96	$13.54
Total	7,468	28,529	1,183	$82.45	$7.45	$66.88	$13.07
Year Ended December 31, 2010(2)
Sun TSH Field	40	2,586	358	$75.74	$7.59	$47.88	$5.77
Other	1,830	11,086	216	$76.54	$10.45	$41.58	$11.77
Total	1,870	13,672	574	$76.53	$9.91	$45.78	$10.72
Year Ended December 31, 2009(3)
Sun TSH Field	26	1,124	169	$65.40	$11.03	$39.90	$3.76
Other	921	11,320	146	$75.54	$11.16	$31.50	$11.25
Total	947	12,444	315	$75.26	$11.15	$36.12	$10.39

(1)	Average daily production for 2011 calculated based on 365 days including production for all of our and ENP’s acquisitions from the closing dates of these acquisitions.
(2)	Average daily production for 2010 calculated based on 365 days including production for the Parker Creek Acquisition from the closing date of this acquisition.
(3)	Average daily production for 2009 calculated based on 365 days including production for the Sun TSH and Ward County acquisitions from the closing dates of these acquisitions.
(4)	Average realized sales prices including hedges but excluding the non-cash amortization of premiums paid and non-cash amortization of value on derivative contracts acquired.
(5)	Production costs include such items as lease operating expenses, gathering and compression fees and other customary charges and exclude production taxes (severance and ad valorem taxes).
(6)	Production results for properties acquired in the ENP Purchase on December 31, 2010 through the date of the completion of the ENP Merger on December 1, 2011 were subject to a 53.4% non-controlling interest in ENP.

Non-GAAP Financial Measure

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) plus:

•	Net interest expense, including write-off of deferred financing fees and realized gains and losses on interest rate derivative contracts;
•	Loss on extinguishment of debt;
•	Depreciation, depletion and amortization (including accretion of asset retirement obligations);
•	Impairment of oil and natural gas properties;
•	Bad debt expenses;
•	Amortization of premiums paid on derivative contracts;
•	Amortization of value on derivative contracts acquired;
•	Unrealized gains and losses on other commodity and interest rate derivative contracts;
•	Net gains and losses on acquisitions of oil and natural gas properties;
•	Deferred taxes;
•	Unit-based compensation expense;
•	Realized gains and losses on cancelled derivatives;
•	Unrealized fair value of phantom units granted to officers;
•	Cash settlement of phantom units granted to officers;
•	Material transaction costs incurred on acquisitions and mergers;
•	Non-controlling interest amounts attributable to each of the items above from the beginning of year through the completion of the ENP Merger on December 1, 2011, which revert the calculation back to an amount attributable to the Vanguard unitholders; and
•	Administrative services fees charged to ENP, excluding the non-controlling interest, which are eliminated in consolidation.

Adjusted EBITDA is a significant performance metric used by management as a tool to measure (prior to the establishment of any cash reserves by our board of directors, debt service and capital expenditures) the cash distributions we could pay our unitholders. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our monthly distribution rates. Adjusted EBITDA is also used as a quantitative standard by our management and by external users of our financial statements such as investors, research analysts and others to assess the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness; and our operating performance and return on capital as compared to those of other companies in our industry.

Our Adjusted EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of our consolidated net income (loss) to Adjusted EBITDA (in thousands):

	Historical
	Six Months Ended June 30,		Year Ended December 31,(2)
	2012	2011	2011	2010(3)	2009
	(unaudited)	(unaudited)
	(in thousands)
Net income (loss) attributable to Vanguard unitholders	$101,423	$1,387	$62,063	$21,885	$(95,735)
Net income attributable to non-controlling interest	—	533	26,067	—	—
Net income (loss)	101,423	1,920	88,130	21,885	(95,735)
Plus:
Interest expense, including realized losses on interest rate derivative contracts	16,301	15,133	31,868	7,565	6,179
Depreciation, depletion, amortization and accretion	42,652	41,378	84,857	22,231	14,610
Impairment of oil and natural gas properties	—	—	—	—	110,154
Amortization of premiums paid on derivative contracts	6,959	4,838	11,346	1,950	3,502
Amortization of value on derivative contracts acquired	—	118	169	1,995	3,619
Unrealized (gains) losses on other commodity and interest rate derivative contracts(1)	(57,531)	40,715	2,558	14,494	18,280
Net (gain) loss on acquisitions of oil and natural gas properties	(13,796)	870	367	5,680	(6,981)
Deferred taxes	(137)	195	261	(12)	(302)
Unit-based compensation expense	1,576	1,146	2,557	847	2,483
Unrealized fair value of phantom units granted to officers	242	233	469	179	4,299
Cash settlement of phantom units granted to officers	—	—	—	—	(3,906)
Material transaction costs incurred on acquisitions and mergers	—	563	2,019	3,583	—
Less:
Interest income	—	—	—	1	—
Adjusted EBITDA before non-controlling interest	97,689	107,109	224,601	80,396	56,202
Non-controlling interest attributable to adjustments above	—	(34,499)	(62,838)	—	—
Administrative services fees eliminated in consolidation	—	1,467	2,840	—	—
Adjusted EBITDA attributable to Vanguard unitholders	$97,689	$74,077	$164,603	$80,396	$56,202

(1)	Oil and natural gas derivative contracts were used to reduce our exposure to changes in oil and natural gas prices. In 2007, we designated all commodity derivative contracts as cash flow hedges. In 2008, all commodity derivative contracts were either de-designated as cash flow hedges or they failed to meet the hedge documentation requirements for cash flow hedges. As a result, the changes in the fair value of other commodity derivative contracts are recorded in earnings and classified as gain (loss) on other commodity derivative contracts. The changes in fair value of interest rate derivative contracts is recorded in earnings and classified as gain (loss) on interest rate derivative contracts.
(2)	Results of operations from oil and natural gas properties acquired in the ENP Purchase on December 31, 2010 through the date of the completion of the ENP Merger on December 1, 2011 were subject to a 53.4% non-controlling interest.
(3)	As the ENP Purchase was completed on December 31, 2010, no results of operations were included for the year ended December 31, 2010.

RISK FACTORS

An investment in the notes involves a high degree of risk. You should carefully read the risk factors under the caption “Risk Factors” on page 5 of the accompanying prospectus and the risk factors included in “Item 1A. Risk Factors” in our 2011 Annual Report and “Item 1A. Risk Factors” of our Q1 Quarterly Report and Q2 Quarterly Report, each of which is incorporated by reference herein. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In any such case, you could lose all or part of your investment or fail to achieve the expected return on the notes.

Risks Relating to the Notes

Our leverage and debt service obligations may adversely affect our financial condition, results of operations, business prospects and our ability to make payments on the notes and our other debt obligations.

We have, and after this notes offering will continue to have, a substantial amount of indebtedness. As of June 30, 2012, on an as further adjusted basis, after giving effect to this notes offering and our anticipated use of proceeds therefrom and the other transactions described under “Capitalization,” we would have had a principal amount of approximately $     million of total indebtedness, including the notes, and additional borrowing capacity of approximately $     million under our Reserve-Based Credit Facility, after giving effect to the interim borrowing base redetermination to include the Purchased Assets and the automatic reduction in our borrowing base resulting from the issuance of the notes offered hereby. The terms and conditions governing our indebtedness, including the notes and our Reserve-Based Credit Facility:

•	require us to dedicate a substantial portion of our cash flow from operations to service our existing debt, thereby reducing the cash available to finance our operations and other business activities and could limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate;
•	increase our vulnerability to economic downturns and adverse developments in our business;
•	limit our ability to access the capital markets to raise capital on favorable terms or to obtain additional financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness;
•	place restrictions on our ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations;
•	place us at a competitive disadvantage relative to competitors with lower levels of indebtedness in relation to their overall size or less restrictive terms governing their indebtedness;
•	make it more difficult for us to satisfy our obligations under the notes or other debt and increase the risk that we may default on our debt obligations; and
•	limit management’s discretion in operating our business.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We depend on our Reserve-Based Credit Facility for future capital needs, because we use operating cash flows for investing activities and borrow as needed. We cannot be certain that our cash flow will be sufficient to allow us to pay the principal and interest on our debt, including the notes, and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, including the notes, sell assets, borrow more money or raise equity. We may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all. Our ability to comply with the financial and other restrictive covenants in our indebtedness will be affected by the levels of cash flow from our operations and future events and circumstances beyond our control. Failure to comply with these covenants would result in an event of default under our indebtedness, and such an event of default could adversely affect our business, financial condition and results of operations.

Availability under our Reserve-Based Credit Facility is subject to adjustment from time to time, but not less than on a semi-annual basis, based on the projected discounted present value of estimated future net cash flows (as determined by the bank’s petroleum engineers utilizing the bank’s internal projection of future oil, natural gas and NGLs prices) from our proved oil, natural gas and NGLs reserves. Significant declines in natural gas, NGL or oil prices may result in a decrease in our borrowing base. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under our Reserve-Based Credit Facility. Any increase in the borrowing base requires the consent of all the lenders. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other properties as additional collateral. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under our Reserve-Based Credit Facility.

We may not be able to generate enough cash flow to meet our debt obligations.

We expect our earnings and cash flow to vary significantly from year to year due to the cyclical nature of our industry. As a result, the amount of debt that we can service in some periods may not be appropriate for us in other periods. Additionally, our future cash flow may be insufficient to meet our debt obligations and commitments, including the notes. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt, including the notes. Many of these factors, such as oil and natural gas prices, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control.

If we do not generate enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	refinancing or restructuring our debt;
•	selling assets;
•	reducing or delaying capital investments; or
•	seeking to raise additional capital.

However, we cannot assure you that undertaking alternative financing plans, if necessary, would allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including our obligations under the notes, or to obtain alternative financing, could materially and adversely affect our ability to make payments on the notes and our business, financial condition, results of operations and prospects.

We distribute all of our available cash to our unitholders after reserves established by our board of directors, which may limit the cash available to service the notes or repay them at maturity.

Subject to the limitations on restricted payments contained in the indenture governing the notes offered hereby and in our Reserve-Based Credit Facility, we will distribute all of our “available cash” each quarter to our unitholders in monthly distributions. “Available cash” is defined in our partnership agreement, and it generally means, for any quarter, prior to liquidation:

•	the sum of:
•	all our and our subsidiaries’ cash and cash equivalents (or our proportionate share of cash and cash equivalents in the case of subsidiaries that are not wholly-owned) on hand at the end of that quarter; and
•	all our and our subsidiaries’ additional cash and cash equivalents (or our proportionate share of cash and cash equivalents in the case of subsidiaries that are not wholly-owned) on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made subsequent to the end of such quarter,

•	less the amount of any cash reserves established by the board of directors (or our proportionate share of cash and cash equivalents in the case of subsidiaries that are not wholly-owned) to:
•	provide for the proper conduct of our or our subsidiaries’ business (including reserves for future capital expenditures, including drilling and acquisitions, and for our and our subsidiaries’ anticipated future credit needs);
•	comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we or any of our subsidiaries is a party or by which we are bound or our assets are subject; or
•	provide funds for distributions to our unitholders with respect to any one or more of the next four quarters;

provided that disbursements made by us or any of our subsidiaries or cash reserves established, increased or reduced after the end of a quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the board of directors so determines.

As a result, we may not accumulate significant amounts of cash. These monthly distributions could significantly reduce the cash available to us in subsequent periods to make payments on the notes.

The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.

Like the initial notes and the related guarantees, the notes offered hereby and the guarantees will be general unsecured senior obligations ranking effectively junior in right of payment to all existing and future secured debt of ours and that of each subsidiary guarantor, respectively, including obligations under our Reserve-Based Credit Facility, to the extent of the value of the collateral securing the debt. At June 30, 2012, on an as further adjusted basis after giving effect to this notes offering and our anticipated use of proceeds therefrom and the other transactions described under “Capitalization,” the principal amount of our total debt would have been approximately $    million, $    million of which would have been secured by liens on our assets; and we would have had approximately $    million in additional borrowing capacity under our Reserve-Based Credit Facility after giving effect to the interim borrowing base redetermination to include the Purchased Assets and the automatic reduction in our borrowing base resulting from the issuance of the notes offered hereby.

If we or a subsidiary guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any secured debt of ours or of that subsidiary guarantor will be entitled to be paid in full from our assets or the assets of the guarantor, as applicable, securing that debt before any payment may be made with respect to the notes or the affected guarantees. Holders of the notes will participate ratably with all holders of our other unsecured indebtedness that does not rank junior to the notes, including all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes would likely receive less, ratably, than holders of secured indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Reserve-Based Credit Facility bear interest at variable rates and expose us to interest rate risk. If interest rates increase and we are unable to effectively hedge our interest rate risk, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease. If interest rates on our facility increased by 1%, interest expense for the quarter ended June 30, 2012 would have increased by approximately $4,500.

Despite our and our subsidiaries’ current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to certain limitations, including under our Reserve-Based Credit Facility and under the indenture for the notes offered hereby. For example, after giving effect to the offering of the notes and the application of the proceeds of this offering as described under “Use of Proceeds,” we would have had approximately $    million of borrowing capacity under our Reserve-Based Credit Facility after giving effect to the interim borrowing base redetermination to include the Purchased Assets and the automatic reduction in our borrowing base resulting from the issuance of the notes offered hereby. See “Description of Other Indebtedness — Senior Secured Reserve-Based Credit Facility.” If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could increase. Our level of indebtedness could, for instance, prevent us from engaging in transactions that might otherwise be beneficial to us or from making desirable capital expenditures. This could put us at a competitive disadvantage relative to other less leveraged competitors that have more cash flow to devote to their operations. In addition, the incurrence of additional indebtedness could make it more difficult to satisfy our existing financial obligations, including those relating to the notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of certain change of control events, we would be required to offer to repurchase all or any part of the notes then outstanding for cash at 101% of the principal amount plus accrued and unpaid interest. The source of funds for any repurchase required as a result of any change of control will be our available cash or cash generated from our operations or other sources, including:

•	borrowings under our Reserve-Based Credit Facility or other sources;
•	sales of assets; or
•	sales of equity.

We cannot assure you that sufficient funds would be available at the time of any change of control to repurchase your notes after first repaying any of our senior debt that may exist at the time. In addition, restrictions under our Reserve-Based Credit Facility will not allow such repurchases and additional credit facilities we enter into in the future also may prohibit such repurchases. We cannot assure you that we can obtain waivers from the lenders. Additionally, using available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future, which could negatively impact our ability to conduct our business operations.

A Delaware court has recently held that a provision similar to the change of control put right that will be in the indenture for the notes may not be enforceable if it is used to improperly limit the ability of equity owners to effect a change of control.

The Chancery Court of Delaware has held in a published opinion that a provision in an indenture requiring a majority of the directors of the company issuing the notes be “continuing directors” could breach the fiduciary duties of the directors and be unenforceable if improperly used to prevent shareholders from effecting a change of control of the company. Under the continuing director provision of the indenture for the notes offered hereby, a majority of our board of directors must be “continuing directors” defined as either (i) a director on the date of the indenture or (ii) a director whose nomination for election, or whose election, to the board of directors was approved by a majority of the continuing directors. Under the court’s decision, a decision by a board of directors not to approve dissident shareholder nominees as continuing directors and to allow a change of control to occur would be subject to enhanced fiduciary duties typically applied in corporate change of control disputes. If the directors did not properly discharge those fiduciary duties, the change of control put right could be unenforceable by the holders of the notes. As a result, the ability of the holders of notes to enforce the continuing director provision in situations in which the provision acted to impede a change of control would be subject to the enhanced judicial scrutiny of the actions by our directors not to approve the director nominees whose election caused the provision to be invoked.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.

All of our subsidiaries (other than VNR Finance Corp.) have guaranteed the initial notes and will guarantee the notes offered hereby. Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, our subsidiary guarantees can be voided, or claims under the subsidiary guarantees may be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;
•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or
•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the guarantees. If a court were to void a subsidiary guarantee, you would no longer have a claim against the subsidiary guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining subsidiary guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all its assets;
•	the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
•	it could not pay its debts as they become due.

Our subsidiary guarantees may also be voided, without regard to the above factors, if a court finds that the subsidiary guarantor entered into the guarantee with the actual intent to hinder, delay or defraud its creditors.

Each subsidiary guarantee contains a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. Such provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

A financial failure by us or our subsidiaries may result in the assets of any or all of those entities becoming subject to the claims of all creditors of those entities.

A financial failure by us or our subsidiaries could affect payment of the notes if a bankruptcy court were to substantively consolidate us and our subsidiaries. If a bankruptcy court substantively consolidated us and our subsidiaries, the assets of each entity would become subject to the claims of creditors of all entities. This would expose holders of notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the notes could occur through the “cram-down” provisions of the bankruptcy code. Under these provisions, the notes could be restructured over your objections as to their general terms, primarily interest rate and maturity.

Because we are a holding company, we are financially dependent on receiving distributions from our subsidiaries.

We are a holding company and our assets consist primarily of investments in our subsidiaries. Our rights and the rights of our creditors, including holders of the notes, to participate in the distribution of assets of any entity in which we own an equity interest will be subject to prior claims of the entity’s creditors upon the entity’s liquidation or reorganization. However, we may ourselves be a creditor with recognized claims against this entity, but our claims would still be subject to the prior claims of any secured creditor of this entity and of any holder of indebtedness of this entity that is senior to that held by us. Accordingly, a holder of our debt securities, including holders of the notes, may be deemed to be effectively subordinated to those claims.

Many of the covenants contained in the indenture will terminate if the notes are rated investment grade by both Standard & Poor’s and Moody’s and no default (other than a reporting default) has occurred and is continuing.

Many of the covenants in the indenture governing the notes will terminate if the notes are rated investment grade by both Standard & Poor’s and Moody’s provided at such time no default has occurred and is continuing. The covenants will restrict, among other things, our ability to pay distributions on our common units, incur debt and to enter into certain other transactions. There can be no assurance that the notes will ever be rated investment grade. However, termination of these covenants would allow us to engage in certain transactions that would not have been permitted while these covenants were in force, and the effects of any such transactions will be permitted to remain in place even if the notes are subsequently downgraded below investment grade. See “Description of Notes — Certain Covenants — Changes in Covenants if Notes Rated Investment Grade.”

If we were to become subject to entity-level taxation for U.S. federal income tax purposes or in states where we are not currently subject to entity-level taxation, our cash available for payment on the notes could be materially reduced.

In order for us to avoid paying U.S. federal income tax at the entity level, we must qualify for treatment as a partnership for U.S. federal income tax purposes. In order to qualify for partnership treatment, at least 90% of our annual gross income must be “qualifying income” derived from marketing crude oil and natural gas and other specified activities. While we believe 90% or more of our gross income for each taxable year consists of qualifying income, and we intend to meet this gross income requirement for future taxable years, we may not find it possible, regardless of our efforts, to meet this gross income requirement or we may inadvertently fail to meet this gross income requirement. Moreover, at the federal level, legislation has recently been considered by members of Congress that would have eliminated partnership tax treatment for certain publicly traded partnerships. Although it does not appear that the legislation considered would have affected our tax treatment, we are unable to predict whether any of these changes or other proposals will ultimately be enacted. Moreover, any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income taxes at varying rates in some states where we are not currently subject to state income tax. If we were required to pay tax on our taxable income, our anticipated cash flow could be materially reduced, which could materially and adversely affect our ability to make payments on the notes and on our other debt obligations.

In addition, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. The imposition of such taxes could reduce the cash available for payment on the notes and on our other debt obligations.

Tax Risks Relating to the Notes

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to additional amounts of entity-level taxation for state tax purposes, taxes paid, if any, would reduce the amount of cash available for payment of principal and interest on the notes.

Despite the fact that we are a limited liability company (LLC) under Delaware law, a publicly traded LLC such as us may be treated as a corporation for federal income tax purposes unless it satisfies a “qualifying income” requirement. Failing to meet the qualifying income requirement or a change in current law may cause us to be treated as a corporation for federal income tax purposes.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rates, currently at a maximum rate of 35%, and would likely pay state income tax at varying rates. Any such tax imposed on us would reduce our cash available for payment of principal and interest on the notes.

Current law or our business may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. At the federal level, legislation has been recently considered that would have eliminated partnership tax treatment for certain publicly traded LLCs. Although such legislation did not appear as if it would have applied to us as proposed, it could be reconsidered in a manner that would apply to us. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Moreover, any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $    million from the sale of the notes which we are offering by this prospectus supplement after deducting underwriting discounts and estimated offering expenses, but excluding any premium or discount at which the notes may be sold and excluding accrued interest paid by purchasers. We intend to use all of the net proceeds from this offering to repay a portion of our indebtedness outstanding under our Reserve-Based Credit Facility.

On September 12, 2012, we priced a public offering of 6,000,000 of our common units at $27.51 per common unit. We also granted the underwriters an option to purchase up to 900,000 additional common units to cover any over-allotments. The Equity Offering closed on September 17, 2012, including a full exercise of the underwriters’ option to purchase additional common units. We received net proceeds from the Equity Offering of approximately $182.3 million, after deducting estimated underwriting discounts and offering expenses. We used the net proceeds from the Equity Offering, together with the net proceeds from this offering, to repay indebtedness outstanding under our Reserve-Based Credit Facility.

Amounts repaid under our Reserve-Based Credit Facility may be reborrowed from time to time for acquisitions, growth capital expenditures, working capital needs and other general limited liability company purposes. As of October 1, 2012, there was approximately $570 million in aggregate principal amount of loans outstanding under our Reserve-Based Credit Facility. As of October 1, 2012, our Reserve-Based Credit Facility had a variable interest rate of approximately 2.22%, excluding the effect of interest rate swaps. The commitments under our Reserve-Based Credit Facility mature on October 31, 2016.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods indicated:

	Six Months Ended June 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges	7.17	3.74	3.88	(a)	(a)	1.31

For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income from continuing operations available to Vanguard unitholders plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(a)	In the years ended December 31, 2009 and 2008, earnings were inadequate to cover fixed charges by approximately $95.7 million and $3.8 million, respectively. The shortfalls for the years ended December 31, 2009 and 2008 were principally the result of non-cash natural gas and oil property impairment charges of $110.2 million and $58.9 million, respectively.

For the six months ended June 30, 2012, our ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering and the use of proceeds therefrom, including the repayment of outstanding borrowings under our Reserve-Based Credit Facility, would have been 5.57.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2012:

•	on a consolidated historical basis;
•	on an as adjusted to give effect to our recent registered common unit offering, as described in this prospectus supplement under “Summary — Recent Developments — Registered Common Unit Offering” and the application of the net proceeds therefrom of approximately $182.3 million, based on a public offering price of $27.51 per common unit, as described in “Use of Proceeds”; and
•	as further adjusted to reflect the sale of the notes offered hereby and the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read our financial statements and notes that are incorporated by reference into this prospectus supplement for additional information.

	As of June 30, 2012
	(in thousands) (unaudited)
	Historical		As Adjusted	As Further Adjusted for this Offering
Cash and cash equivalents	$—		$—		$—
Current and long-term debt:
Reserve-Based Credit Facility(1)	734,000		551,664
7.875% Senior Notes due 2020	347,514	(2)	347,514 (2)			(3)
Total debt	1,081,514		899,178
Members’ equity:
Members’ capital	965,961		1,148,297		1,148,297
Class B units	3,712		3,712		3,712
Total members’ equity	969,673		1,152,009		1,152,009
Total capitalization	$2,051,187		$2,051,187	$

(1)	As of October 1, 2012, we had approximately $570 million of borrowings outstanding under our Reserve-Based Credit Facility.
(2)	Includes approximately $2.5 million of issue discount, which will be amortized over the life of the initial notes.
(3)	Includes approximately $ million of issue discount, which will be amortized over the life of the notes.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Reserve-Based Credit Facility

On September 30, 2011, we entered into the Third Amended and Restated Credit Agreement (the “Credit Agreement”) with a maximum facility amount of $1.5 billion (the “Reserve-Based Credit Facility”) and initial commitments and a borrowing base of $765.0 million. This Credit Agreement provides for the (1) extension of the maturity date by five years maturing on October 31, 2016, (2) increase in the number of lenders from eight to twenty, (3) increase in the percentage of production that can be hedged into the future, (4) increase in the permitted debt to EBITDA coverage ratio from 3.5x to 4.0x, (5) elimination of the required interest coverage ratio, (6) elimination of the ten percent liquidity requirement to pay distributions to unitholders, and (7) ability to incur unsecured debt. In November 2011, we entered into the First Amendment to the Third Amended and Restated Credit Agreement, which included amendments to (a) specify the effective date of November 30, 2011, (b) allow us to use the proceeds from our Reserve-Based Credit Facility to refinance our debt under our former senior secured second lien term loan facility (“the Facility Term Loan”), (c) exclude the current maturities under the Facility Term Loan in determining the consolidated current ratio, and (d) provide a cap on the amount of outstanding debt under the Facility Term Loan. We used a portion of the net proceeds from the issuance and sale of the initial notes on April 4, 2012 to repay all indebtedness outstanding under our Facility Term Loan.

At June 30, 2012, we had $734.0 million of borrowings outstanding under our Reserve-Based Credit Facility. The applicable margins and other fees increase as the utilization of the borrowing base increases as follows:

Borrowing Base Utilization Percentage	<25%	25% <50%	50% <75%	75% <90%	90%
Eurodollar Loans Margin	1.50%	1.75%	2.00%	2.25%	2.50%
ABR Loans Margin	0.50%	0.75%	1.00%	1.25%	1.50%
Commitment Fee Rate	0.50%	0.50%	0.375%	0.375%	0.375%
Letter of Credit Fee	0.50%	0.75%	1.00%	1.25%	1.50%

The borrowing base is subject to adjustment from time to time but not less than on a semi-annual basis based on the projected discounted present value of estimated future net cash flows (as determined by the bank’s petroleum engineers utilizing the bank’s internal projection of future oil, natural gas and NGLs prices) from our proved oil, natural gas and NGLs reserves. Our borrowing base was increased from $670 million to $975 million in connection with an interim borrowing base redetermination to include the properties from the Arkoma Basin Acquisition. As a result of the issuance of the notes offered hereby, our borrowing base will be reduced automatically from $975 million to $    million. If commodity prices decline and banks lower their internal projections of oil, natural gas and NGLs prices, it is possible that we will be subject to further decreases in our borrowing base in the future.

Borrowings under the Reserve-Based Credit Facility are available for development and acquisition of oil and natural gas properties, working capital and general limited liability company purposes. Our obligations under the Reserve-Based Credit Facility are secured by substantially all of our assets.

At our election, interest is determined by reference to:

•	the London interbank offered rate, or LIBOR, plus an applicable margin between 1.50% and 2.50% per annum; or
•	a domestic bank rate plus an applicable margin between 0.50% and 1.50% per annum.

As of June 30, 2012, we have elected for interest to be determined by reference to the LIBOR method described above. Interest is generally payable quarterly for domestic bank rate loans and at the applicable maturity date for LIBOR loans, but not less frequently than quarterly.

The Reserve-Based Credit Facility contains various covenants that limit our ability to:

•	incur indebtedness;
•	grant certain liens;

•	make certain loans, acquisitions, capital expenditures and investments;
•	merge or consolidate; or
•	engage in certain asset dispositions, including a sale of all or substantially all of our assets.

The Reserve-Based Credit Facility also contains covenants that, among other things, require us to maintain specified ratios or conditions as follows:

•	consolidated current assets, including the unused amount of the total commitments, to consolidated current liabilities of not less than 1.0 to 1.0, excluding non-cash assets and liabilities under ASC Topic 815, which includes the current portion of derivative contracts; and
•	consolidated debt to consolidated net income plus interest expense, income taxes, depreciation, depletion, amortization, accretion, changes in fair value of derivative instruments and other similar charges, minus all non-cash income added to consolidated net income, and giving pro forma effect to any acquisitions or capital expenditures, of not more than 4.0 to 1.0.

We have the ability to borrow under the Reserve-Based Credit Facility to pay distributions to unitholders as long as there has not been a default or event of default.

We believe that we are in compliance with the terms of our Reserve-Based Credit Facility at June 30, 2012. If an event of default exists under the Reserve-Based Credit Facility, the lenders will be able to accelerate its maturity and exercise other rights and remedies. Each of the following will be an event of default:

•	failure to pay any principal when due or any interest, fees or other amount within certain grace periods;
•	a representation or warranty is proven to be incorrect when made;
•	failure to perform or otherwise comply with the covenants in the credit agreement or other loan documents, subject, in certain instances, to certain grace periods;
•	default by us on the payment of any other indebtedness in excess of $5.0 million, or any event occurs that permits or causes the acceleration of the indebtedness;
•	bankruptcy or insolvency events involving us or our subsidiaries;
•	the entry of, and failure to pay, one or more adverse judgments in excess of 2% of the existing borrowing base (to the extent not covered by independent third party insurance provided by insurers of the highest claims paying rating or financial strength as to which the insurer does not dispute coverage and is not subject to insolvency proceeding) or one or more non-monetary judgments that could reasonably be expected to have a material adverse effect and for which enforcement proceedings are brought or that are not stayed pending appeal;
•	specified events relating to our employee benefit plans that could reasonably be expected to result in liabilities in excess of $2.0 million in any year; and
•	a change of control, which includes (1) an acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group (within the meaning of the Exchange Act and the rules and regulations of the SEC) of equity interests representing more than 25% of the aggregate ordinary voting power represented by our issued and outstanding equity interests, or (2) the replacement of a majority of our directors by persons not approved by our board of directors.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the word “Vanguard” refers only to Vanguard Natural Resources, LLC and not to any of its Subsidiaries, and the words “Finance Corp.” refer solely to Vanguard Finance Corp. The term “Issuers” refers to Vanguard and Finance Corp., collectively. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture referred to below.

The Issuers will issue the notes under an indenture dated as of April 4, 2012 (the “base indenture”), as supplemented by a supplemental indenture establishing the form and terms of the notes (together with the base indenture, as such may be amended, supplemented or otherwise modified from time to time, the “indenture”) among themselves, the Guarantors and U.S. Bank National Association, as trustee. We have filed a copy of the base indenture as an exhibit to the registration statement which includes the accompanying base prospectus. Copies of the base indenture and the supplemental indenture are available as set forth below under “— Additional Information.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

On April 4, 2012, the Issuers issued $350 million in principal amount of 7.785% Senior Notes due 2020 under the indenture. The $     million of notes offered hereby will have identical terms, other than the issue date, and will constitute part of the same series as and be fungible with the initial notes. Unless the context indicates otherwise, references in this description to the “notes” include both the initial notes and the notes offered hereby.

This “Description of Notes,” together with the “Description of Our Debt Securities” included in the accompanying base prospectus, is intended to be a useful overview of the material provisions of the notes and the indenture. Since this “Description of Notes” and such “Description of Our Debt Securities” is only a summary, you should refer to the indenture for a complete description of the obligations of the Issuers and your rights as holders of the notes. This “Description of Notes” supersedes the “Description of Our Debt Securities” in the accompanying base prospectus to the extent it is inconsistent with such “Description of Our Debt Securities.”

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

Like the initial notes, the notes offered hereby will be:

•	general unsecured obligations of the Issuers;
•	pari passu in right of payment with all existing and future senior Indebtedness of either of the Issuers;
•	senior in right of payment to any future subordinated Indebtedness of either of the Issuers; and
•	unconditionally guaranteed by the Guarantors.

The Note Guarantees

Initially, the notes offered hereby will be guaranteed by all of Vanguard’s current Subsidiaries (other than Finance Corp.).

Each guarantee of the notes offered hereby, like each guarantee of the initial notes, will be:

•	a general unsecured obligation of the Guarantor;
•	pari passu in right of payment with all existing and future senior Indebtedness of that Guarantor; and
•	senior in right of payment to any future subordinated Indebtedness of that Guarantor.

However, the notes and the guarantees will be effectively subordinated to all borrowings of our operating subsidiary, Vanguard Natural Gas, LLC, under the Credit Agreement, which is secured by substantially all of the assets of the Issuers and the Guarantors and guaranteed by Vanguard and all of its other Subsidiaries, and structurally subordinated to all indebtedness and other liabilities of any of our future Subsidiaries that do not guarantee the notes. See “Risk Factors — Risks Relating to the Notes — The notes and the guarantees will be unsecured obligations and will be effectively subordinated to all of our existing and future secured indebtedness and structurally subordinated to the indebtedness of any of our future non-guarantor subsidiaries.”

Currently, all of Vanguard’s Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” Vanguard may designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Vanguard’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

The Issuers issued the initial notes in April 2012 in an aggregate principal amount of $350 million, and they will issue notes in an additional $   million in aggregate principal amount in this offering. The Issuers may issue additional notes under the indenture from time to time after this offering. Any issuance of additional notes, like the issue of the notes offered hereby, is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Issuers intend to take the position that the notes offered hereby will be fungible with the initial notes issued on April 4, 2012 for United States federal income tax purposes. See “Certain Material United States Federal Tax Considerations.” However, any additional notes may not be fungible with the notes offered hereby and the initial notes for United States federal income tax purposes. The Issuers will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on April 1, 2020.

Interest on the notes accrues at the rate of 7.875% per annum and is payable semi-annually in arrears on April 1 and October 1, with the next interest payment being due on April 1, 2013. Interest on the notes offered hereby will accrue from October 1, 2012. Interest on overdue principal and interest will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. The Issuers will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to Vanguard, the Issuers will pay all principal of, and premium and interest, if any, on, that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the noteholders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee has been appointed as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders of the notes, and Vanguard or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Issuers will not be required to transfer or exchange any note selected for redemption. Also, the Issuers will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed or between a record date and the next succeeding interest payment date.

Note Guarantees

Each of Vanguard’s current Subsidiaries (except Finance Corp.) has guaranteed the initial notes and will also guarantee the notes offered hereby. In the future, other Restricted Subsidiaries of Vanguard will be required to guarantee the notes under the circumstances described below under “— Certain Covenants — Additional Note Guarantees.” These Note Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law, although this limitation may not be effective to prevent the Note Guarantees from being voided in bankruptcy. See “Risk Factors — Risks Relating to the Notes — Federal bankruptcy and state fraudulent transfer laws and other limitations may preclude the recovery of payments under the guarantees for the notes.”

A Guarantor may not sell or otherwise dispose of, in one or more related transactions, all or substantially all of its properties or assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than Vanguard or another Guarantor, unless:

(1)  immediately after giving effect to such transaction or series of transactions, no Default or Event of Default exists; and

(2)  either:

(a)  the Person acquiring the properties or assets in any such sale or other disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) unconditionally assumes all the obligations of that Guarantor under its Note Guarantee and the indenture pursuant to a supplemental indenture in form reasonably satisfactory to the trustee; or

(b)  such transaction or series of transactions does not violate the “Asset Sales” provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1)  in connection with any sale or other disposition of all or substantially all of the properties or assets of that Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) Vanguard or a Restricted Subsidiary of Vanguard, if the sale or other disposition does not violate the “Asset Sales” provisions of the indenture;

(2)  in connection with any sale or other disposition of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Vanguard or a Restricted Subsidiary of Vanguard, if the sale or other disposition does not violate the “Asset Sales” provisions of the indenture and the Guarantor ceases to be a Restricted Subsidiary of Vanguard as a result of the sale or other disposition;

(3)  if Vanguard designates such Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4)  upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge”;

(5)  upon the liquidation or dissolution of such Guarantor provided no Default or Event of Default has occurred that is continuing;

(6)  at such time as such Guarantor ceases both (a) to Guarantee any other Indebtedness of either of the Issuers and any Indebtedness of any other Guarantor (except as a result of payment under any such other Guarantee) and (b) to be an obligor with respect to any Indebtedness under any Credit Facility; or

(7)  upon such Guarantor consolidating with, merging into or transferring all of its properties or assets to either of the Issuers or another Guarantor, and as a result of, or in connection with, such transaction such Guarantor dissolving or otherwise ceasing to exist.

See “— Repurchase at the Option of Holders — Asset Sales.”

Optional Redemption

At any time prior to April 1, 2015, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture, but in an amount not greater than the net cash proceeds of an Equity Offering by Vanguard, upon notice as provided in the indenture, at a redemption price equal to 107.875% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to the date of redemption (subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date); provided that:

(1)  at least 65% of the aggregate principal amount of notes originally issued under the indenture (including the notes offered hereby and any additional notes, but excluding notes held by Vanguard and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)  the redemption occurs within 180 days of the date of the closing of such Equity Offering.

At any time prior to April 1, 2016, the Issuers may on any one or more occasions redeem all or a part of the notes, upon notice as provided in the indenture, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest to, the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs and the final paragraph under “— Repurchase at the Option of Holders — Change of Control,” the notes will not be redeemable at the Issuers’ option prior to April 1, 2016.

On or after April 1, 2016, the Issuers may on any one or more occasions redeem all or a part of the notes, upon notice as provided in the indenture, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage
2016	103.93750%
2017	101.96875%
2018 and thereafter	100.00000%

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Vanguard to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a cash tender offer (“Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, Vanguard will offer a payment in cash (“Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of purchase (the “Change of Control Purchase Date”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, Vanguard will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes properly tendered prior to the expiration date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Vanguard will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Vanguard will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

Promptly following the expiration of the Change of Control Offer, Vanguard will, to the extent lawful, accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer. Promptly after such acceptance, Vanguard will, on the Change of Control Purchase Date:

(1)  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(2)  deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Vanguard.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes (or, if all the notes are then in global form, make such payment through the facilities of The Depository Trust Company (“DTC”)), and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. Vanguard will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The provisions described above that require Vanguard to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Vanguard repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Vanguard will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Vanguard and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, (2) notice of redemption of all outstanding notes has been given pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price or (3) in connection with or in contemplation of any Change of Control, Vanguard has made an offer to purchase (an “Alternate Offer”) any and all notes validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all notes properly tendered in accordance with the terms of such Alternate Offer. Notwithstanding anything to the contrary contained in the indenture, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Vanguard and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Vanguard to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Vanguard and its Subsidiaries taken as a whole to another Person or group may be uncertain.

In the event that holders of not less than 90% in aggregate principal amount of the outstanding notes accept a Change of Control Offer and Vanguard (or any third party making such Change of Control Offer in lieu of Vanguard as described above) purchases all of the notes held by such holders, the Issuers will have the right, upon not less than 30 nor more than 60 days prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, on the notes that remain outstanding, to the date of redemption (subject to the rights of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

Asset Sales

Vanguard will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)  Vanguard (or a Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)  at least 75% of the aggregate consideration received in the Asset Sale by Vanguard or a Restricted Subsidiary and all other Asset Sales since the date of the indenture is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)  any liabilities, as shown on Vanguard’s most recent consolidated balance sheet, of Vanguard or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases Vanguard or such Restricted Subsidiary from or indemnifies against further liability;

(b)  with respect to any Asset Sale of oil and gas properties by Vanguard or any of its Restricted Subsidiaries, any agreement by the transferee (or an Affiliate thereof) to pay all or a portion of the costs and expenses related to the exploration, development, completion or production of such properties and activities related thereto; and

(c)  any securities, notes or other obligations received by Vanguard or any Restricted Subsidiary from such transferee that are, within 90 days of the Asset Sale, converted by Vanguard or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Vanguard (or any Restricted Subsidiary) may apply such Net Proceeds at its option to any combination of the following:

(1)  to repay, redeem or repurchase any Senior Debt;

(2)  invest in or acquire Additional Assets; or

(3)  to make capital expenditures in respect of Vanguard’s or any Restricted Subsidiaries’ Oil and Gas Business.

The requirement of clause (2) or (3) of the preceding paragraph shall be deemed to be satisfied if a bona fide binding contract committing to make the investment, acquisition or expenditure referred to therein is entered into by Vanguard (or any Restricted Subsidiary) with a Person other than an Affiliate of Vanguard within the time period specified in the preceding paragraph and such Net Proceeds are subsequently applied in accordance with such contract within six months following the date such agreement is entered into.

Pending the final application of any Net Proceeds, Vanguard (or any Restricted Subsidiary) may invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, within five days thereof, Vanguard will make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets to purchase, prepay or redeem, on a pro rata basis, the maximum principal amount of notes and such other pari passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase, prepayment or redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Vanguard or any Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes tendered in such Asset Sale Offer exceeds the amount of Excess Proceeds allocated to the purchase of notes, the trustee will select the notes to be purchased on a pro rata basis (except that any notes represented by a note in global form will be selected by such method as DTC or its nominee or successor may require or, where such nominee or successor is the trustee, a method that most nearly approximates pro rata selection as the trustee deems fair and appropriate), based on the principal amounts tendered (with such adjustments as may be deemed appropriate by Vanguard so that only notes in denominations of $2,000, or an integral multiple of $1,000 in excess thereof, will be purchased). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Vanguard will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sales” provisions of the indenture, Vanguard will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Asset Sales” provisions of the indenture by virtue of such compliance.

The Credit Agreement contains, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. The exercise by the holders of notes of their right to require Vanguard to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Vanguard. In the event a Change of Control or Asset Sale occurs at a time when Vanguard is prohibited from purchasing notes, Vanguard could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Vanguard does not obtain a consent or repay those borrowings, Vanguard will remain prohibited from purchasing notes. In that case, Vanguard’s failure to purchase tendered notes would constitute an Event of Default under the indenture, which could, in turn, constitute a default under the other indebtedness. Finally, Vanguard’s ability to pay cash to the holders of notes upon a repurchase may be limited by Vanguard’s then existing financial resources. See “Risk Factors — Risks Relating to the Notes — We may not be able to repurchase the notes upon a change of control.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “— Book-Entry, Delivery and Form,” based on a method as DTC or its nominee or successor may require or, where such nominee or successor is the trustee, a method that most nearly approximates pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional, except that any redemption pursuant to the first paragraph under the “— Optional Redemption” section may, at Vanguard’s discretion, be subject to completion of the related Equity Offering.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note.

Notes called for redemption without condition will become due on the date fixed for redemption. Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Certain Covenants

Changes in Covenants if Notes Rated Investment Grade

If on any date following the date of the indenture:

(1)  the notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of Vanguard, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by Vanguard as a replacement agency);

(2)  no Default or Event of Default shall have occurred and be continuing;

(3)  the Issuers have delivered to the trustee an officers’ certificate certifying to the foregoing provisions of this paragraph,

Vanguard and its Restricted Subsidiaries will no longer be subject to the provisions of the indenture described below under the following captions in this description of notes:

(a)  “— Repurchase at the Option of Holders — Asset Sales”;

(b)  “— Certain Covenants — Restricted Payments”;

(c)  “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(d)  “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(e)  clause (4) of the covenant described below under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(f)  “— Certain Covenants — Transactions with Affiliates”; and

(g)  “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries.”

There can be no assurance that the notes will ever achieve an investment grade rating or that any such rating will be maintained.

Restricted Payments

Vanguard will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)  declare or pay any dividend or make any other payment or distribution on account of Vanguard’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Vanguard or any of its Restricted Subsidiaries) or to the direct or indirect holders of Vanguard’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Vanguard and other than dividends or distributions payable to Vanguard or a Restricted Subsidiary of Vanguard);

(2)  repurchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Vanguard) any Equity Interests of Vanguard or any direct or indirect parent of Vanguard;

(3)  make any payment on or with respect to, or repurchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Issuers or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding (a) any intercompany Indebtedness between or among Vanguard and any of its Restricted Subsidiaries and (b) the repurchase or other acquisition or retirement for value of any such Indebtedness in anticipation of satisfying a sinking fund or other payment obligation due within one year of the date of such repurchase or other acquisition or retirement for value), except a payment of interest or principal at the Stated Maturity thereof; or

(4)  make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment, no Default (except a Reporting Default) or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment and either:

(I)  if the Fixed Charge Coverage Ratio for Vanguard’s most recently ended four full fiscal quarters for which internal financial statements are available at the time of such Restricted Payment (the “Trailing Four Quarters”) is not less than 2.25 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Vanguard and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses (2) through (12) of the next succeeding paragraph) with respect to the fiscal quarter for which such Restricted Payment is made, is less than the sum, without duplication, of:

(a)  Available Cash with respect to Vanguard’s preceding fiscal quarter; plus

(b)  100% of the aggregate net proceeds, and the Fair Market Value of any Capital Stock of Persons engaged primarily in the Oil and Gas Business or any other assets that are used or useful in the Oil and Gas Business, in each case received by Vanguard since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Vanguard (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Vanguard); plus

(c)  to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d)  the net reduction in Restricted Investments resulting from dividends, repayments of loans or advances, or other transfers of assets in each case to Vanguard or any of its Restricted Subsidiaries from any Person (including, without limitation, Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, to the extent such amounts have not been included in Available Cash for any period commencing on or after the date of the indenture (items (b), (c) and (d) being referred to as “Incremental Funds”); minus

(e)  the aggregate amount of Incremental Funds previously expended pursuant to this clause (I) and clause (II) below; or

(II)  if the Fixed Charge Coverage Ratio for the Trailing Four Quarters is less than 2.25 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Vanguard and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses (2) through (12) of the next succeeding paragraph) with respect to the fiscal quarter for which such Restricted Payment is made (such Restricted Payments for purposes of this clause (II) meaning only distributions on Vanguard’s common units), is less than the sum, without duplication, of:

(a)  $125.0 million, less the aggregate amount of all prior Restricted Payments made by Vanguard and its Restricted Subsidiaries pursuant to this clause (II)(a) since the date of the indenture; plus

(b)  Incremental Funds to the extent not previously expended pursuant to this clause (II) or the immediately preceding clause (I) of this paragraph.

The preceding provisions will not prohibit:

(1)  the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)  the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Vanguard) of, Equity Interests of Vanguard (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Vanguard; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Equity Interests for purposes of clause (I)(b) of the preceding paragraph and will not be considered to be net cash proceeds from an Equity Offering for purposes of the “Optional Redemption” provisions of the indenture;

(3)  the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Vanguard to the holders of its Equity Interests on a pro rata basis;

(4)  the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Vanguard or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(5)  so long as no Default (other than a Reporting Default) or Event of Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Vanguard or any Restricted Subsidiary of Vanguard held by any current or former officer, director or employee of Vanguard or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, equity option agreement, unitholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any calendar year (with any portion of such $5.0 million amount that is unused in any calendar year to be carried forward to successive calendar years and added to such amount) plus, to the extent not previously applied or included, (a) the cash proceeds received by Vanguard or any of its Restricted Subsidiaries from sales of Equity Interests of Vanguard to employees or directors of Vanguard or its Affiliates that occur after the date of the indenture (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clauses (I)(b) or (II)(b) of the first paragraph of this covenant) and (b) the cash proceeds of key man life insurance policies received by Vanguard or any of its Restricted Subsidiaries after the date of the indenture;

(6)  the repurchase of Equity Interests deemed to occur upon the exercise of units or other equity options to the extent such Equity Interests represent a portion of the exercise price of those unit or other equity options and any repurchase or other acquisition of Equity Interests made in lieu of withholding taxes in connection with any exercise or exchange of equity options, warrants, incentives or other rights to acquire Equity Interests;

(7)  the repurchase, redemption or other acquisition or retirement for value of Equity Interests of Vanguard or any Restricted Subsidiary of Vanguard representing fractional units of such Equity Interests in connection with a merger or consolidation involving Vanguard or such Restricted Subsidiary or any other transaction permitted by the indenture;

(8)  any payments in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by the indenture not to exceed $5.0 million in the aggregate after the date of the indenture;

(9)  so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Vanguard or any Preferred Stock of any Restricted Subsidiary of Vanguard issued on or after the date of the indenture in accordance with the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(10)  payments of cash, dividends, distributions, advances or other Restricted Payments by Vanguard or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional units upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person;

(11)  the acquisition of Equity Interests of Vanguard or Vanguard Natural Gas, LLC pursuant to the Unit Exchange Agreement; and

(12)  so long as no Default (other than a Reporting Default) or Event of Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $5.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value, on the date of the Restricted Payment, of the Restricted Investment proposed to be made or the asset(s) or securities proposed to be transferred or issued by Vanguard or any of its Restricted Subsidiaries, as the case may be, pursuant to the Restricted Payment, except that the Fair Market Value of any non-cash dividend paid within 60 days after the date of declaration will be determined as of such date of declaration. The Fair Market Value of any Restricted Investment, assets or securities that are required to be valued by this covenant will be determined in accordance with the definition of that term. For purposes of determining compliance with this “Restricted Payments” covenant, (x) in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1) through (12) of this covenant, or is permitted pursuant to the first paragraph of this covenant, Vanguard will be permitted to classify (or later classify or reclassify in whole or in part in its sole discretion) such Restricted Payment (or portion thereof) on the date made or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this covenant; and (y) in the event a Restricted Payment is made pursuant to clause (I) or (II) of the first paragraph of this covenant, Vanguard will be permitted to classify whether all or any portion thereof is being (and in the absence of such classification shall be deemed to have classified the minimum amount possible as having been) made with Incremental Funds.

Incurrence of Indebtedness and Issuance of Preferred Stock

Vanguard will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Vanguard will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Preferred Stock; provided, however, that the Issuers may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue Preferred Stock, if the Fixed Charge Coverage Ratio for Vanguard’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such Preferred Stock is issued, as the case may be, would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or issuances of Disqualified Stock or Preferred Stock, as applicable (collectively, “Permitted Debt”):

(1)  the incurrence by Vanguard and any of its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Vanguard and its Restricted Subsidiaries thereunder) not to exceed the greater of (i) $1,000.0 million and (ii) $475.0 million plus 35% of Vanguard’s Adjusted Consolidated Net Tangible Assets determined on the date of such incurrence;

(2)  the incurrence by Vanguard and its Restricted Subsidiaries of the Existing Indebtedness;

(3)  the incurrence by the Issuers and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees issued on the date of the indenture;

(4)  the incurrence by Vanguard or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Vanguard or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5)  the incurrence by Vanguard or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (4), (5), (15) or (16) of this paragraph;

(6)  the incurrence by Vanguard or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Vanguard and any of its Restricted Subsidiaries; provided, however, that:

(a)  if Vanguard or any Guarantor is the obligor on such Indebtedness and the payee is not Vanguard or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Vanguard, or the Note Guarantee, in the case of a Guarantor; and

(b)  (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Vanguard or a Restricted Subsidiary of Vanguard and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Vanguard or a Restricted Subsidiary of Vanguard, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Vanguard or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)  the issuance by any of Vanguard’s Restricted Subsidiaries to Vanguard or to any of its Restricted Subsidiaries of any Preferred Stock; provided, however, that:

(a)  any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock being held by a Person other than Vanguard or a Restricted Subsidiary of Vanguard; and

(b)  any sale or other transfer of any such Preferred Stock to a Person that is not either Vanguard or a Restricted Subsidiary of Vanguard,

will be deemed, in each case, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)  the incurrence by Vanguard or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(9)  the Guarantee by Vanguard or any of the Guarantors of Indebtedness of Vanguard or a Restricted Subsidiary of Vanguard to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)  the incurrence by Vanguard or any of the Guarantors of Indebtedness in respect of self-insurance obligations or bid, plugging and abandonment, appeal, reimbursement, performance, surety and similar bonds and completion guarantees provided by Vanguard or a Restricted Subsidiary in the ordinary course of business and any Guarantees or letters of credit functioning as or supporting any of the foregoing bonds or obligations and workers’ compensation claims in the ordinary course of business;

(11)  the incurrence by Vanguard or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12)  the incurrence by Vanguard or any of its Restricted Subsidiaries of in-kind obligations relating to net oil or natural gas balancing positions arising in the ordinary course of business;

(13)  any obligation arising from agreements of Vanguard or any Restricted Subsidiary of Vanguard providing for indemnification, adjustment of purchase price, earn outs, or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of a Restricted Subsidiary in a transaction permitted by the indenture, provided such obligation is not reflected on the face of the balance sheet of Vanguard or any Restricted Subsidiary;

(14)  the incurrence by Vanguard or any of its Restricted Subsidiaries of liability in respect of Indebtedness of any Unrestricted Subsidiary of Vanguard or any Joint Venture but only to the extent that such liability is the result of Vanguard’s or any such Restricted Subsidiary’s being a general partner or member of, or owner of an Equity Interest in, such Unrestricted Subsidiary or Joint Venture and not as guarantor of such Indebtedness and provided that after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (14) and then outstanding does not exceed $25.0 million;

(15)  the incurrence by Vanguard or its Restricted Subsidiaries of Permitted Acquisition Indebtedness; and

(16)  the incurrence by Vanguard or any of its Restricted Subsidiaries of additional Indebtedness or the issuance by Vanguard of any Disqualified Stock in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred or Disqualified Stock issued pursuant to this clause (16), not to exceed the greater of (i) $50.0 million and (ii) 5% of Vanguard’s Adjusted Consolidated Net Tangible Assets determined on the date of such incurrence or issuance.

Vanguard will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Vanguard or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes or the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Vanguard or any Guarantor solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Vanguard will be permitted to divide, classify and reclassify such item of Indebtedness on the date of its incurrence, or later redivide or reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest or Preferred Stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness not secured by a Lien in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Preferred Stock or Disqualified Stock in the form of additional securities of the same class of Preferred Stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock or Disqualified Stock for purposes of this covenant; provided that the amount thereof is included in Fixed Charges of Vanguard as accrued to the extent required by the definition of such term.

The amount of any Indebtedness outstanding as of any date will be:

(1)  the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)  the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)  in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)  the Fair Market Value of such assets at the date of determination; and

(b)  the amount of the Indebtedness of the other Person.

Liens

Vanguard will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, unless the notes or any Note Guarantee of such Restricted Subsidiary, as applicable, is secured on an equal and ratable basis with the Indebtedness so secured until such time as such Indebtedness is no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Vanguard will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)  pay dividends or make any other distributions on its Capital Stock to Vanguard or any of its Restricted Subsidiaries, or pay any indebtedness owed to Vanguard or any of its Restricted Subsidiaries; provided that the priority that any series of Preferred Stock of a Restricted Subsidiary has in receiving dividends or liquidating distributions before dividends or liquidating distributions are paid in respect of common stock of such Restricted Subsidiary shall not constitute a restriction on the ability to make dividends or distributions on Capital Stock for purposes of this covenant;

(2)  make loans or advances to Vanguard or any of its Restricted Subsidiaries (it being understood that the subordination of loans or advances made to Vanguard or any Restricted Subsidiary to other Indebtedness incurred by Vanguard or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3)  sell, lease or transfer any of its properties or assets to Vanguard or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)  agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)  the indenture, the notes and the Note Guarantees;

(3)  agreements governing other Indebtedness permitted to be incurred under the provisions of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein are not materially more restrictive, taken as a whole, than those contained in the indenture, the notes and the Note Guarantees or the Credit Agreement as in effect on the date of the indenture;

(4)  applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(5)  any instrument governing Indebtedness or Capital Stock of a Person acquired by Vanguard or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any

Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6)  customary non-assignment provisions in Hydrocarbon purchase and sale or exchange agreements or similar operational agreements or in licenses, easements or leases, in each case, entered into in the ordinary course of business;

(7)  purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)  any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9)  Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10)  Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Certain Covenants — Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)  provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into with the approval of Vanguard’s Board of Directors, which limitation is applicable only to the assets or property that is the subject of such agreements;

(12)  any agreement or instrument relating to any property or assets acquired after the date of the indenture, so long as such encumbrance or restriction relates only to the property or assets so acquired and is not and was not created in anticipation of such acquisition;

(13)  encumbrances or restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(14)  the issuance of Preferred Stock by a Restricted Subsidiary of Vanguard or the payment of dividends thereon in accordance with the terms thereof; provided that issuance of such Preferred Stock is permitted pursuant to the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and the terms of such Preferred Stock do not expressly restrict the ability of a Restricted Subsidiary of Vanguard to pay dividends or make any other distributions on its Equity Interests (other than requirements to pay dividends or liquidation preferences on such Preferred Stock prior to paying any dividends or making any other distributions on such other Equity Interests);

(15)  in the case of any Foreign Subsidiary, any encumbrance or restriction contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was incurred if either (a) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant in such Indebtedness or agreement or (b) Vanguard determines that any such encumbrance of restriction will not materially affect Vanguard’s ability to make principal or interest payments on the notes, as determined in good faith by the Board of Directors of Vanguard, whose determination shall be conclusive; or

(16)  any Permitted Investment.

Merger, Consolidation or Sale of Assets

Neither of the Issuers may, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not such Issuer is the survivor), or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person, unless:

(1)  either: (a) such Issuer is the surviving Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided, however, that Finance Corp. may not consolidate or merge with or into any Person other than a corporation satisfying such requirement so long as Vanguard is not a corporation;

(2)  the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of such Issuer under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

(3)  immediately after such transaction, no Default or Event of Default exists;

(4)  in the case of a transaction involving Vanguard and not Finance Corp., either (a) immediately after giving effect to such transaction and any related financing transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, either (i) Vanguard or the Person formed by or surviving any such consolidation or merger (if other than Vanguard), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) the Fixed Charge Coverage Ratio of Vanguard or the Person formed by or surviving any such consolidation or merger (if other than Vanguard), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, is equal to or greater than the Fixed Charge Coverage Ratio of Vanguard immediately prior to such transaction; or (b) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of Vanguard would be greater than the Consolidated Net Worth of Vanguard immediately prior to such transaction; and

(5)  such Issuer has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or disposition and such supplemental indenture, if any, comply with the indenture.

Notwithstanding the restrictions described in the foregoing clause (4), any Restricted Subsidiary of Vanguard (other than Finance Corp.) may consolidate with, merge into or dispose of all or part of its properties or assets to Vanguard, and Vanguard will not be required to comply with the preceding clause (5) in connection with any such consolidation, merger or disposition.

Notwithstanding the second preceding paragraph, Vanguard may reorganize as any other form of entity in accordance with the following procedures provided that:

(1)  the reorganization involves the conversion (by merger, sale, contribution or exchange of assets or otherwise) of Vanguard into a form of entity other than a limited liability company formed under Delaware law;

(2)  the entity so formed by or resulting from such reorganization is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(3)  the entity so formed by or resulting from such reorganization assumes all the obligations of Vanguard under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

(4)  immediately after such reorganization no Default (other than a Reporting Default) or Event of Default exists; and

(5)  such reorganization is not materially adverse to the holders or Beneficial Owners of the notes (for purposes of this clause (5) a reorganization will not be considered materially adverse to the holders or Beneficial Owners of the notes solely because the successor or survivor of such reorganization (a) is subject to federal or state income taxation as an entity or (b) is considered to be an “includible corporation” of an affiliated group of corporations within the meaning of Section 1504(b) of the Code or any similar state or local law).

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of Vanguard, the Capital Stock of which constitutes all or substantially all of the properties or assets of Vanguard, shall be deemed to be the transfer of all or substantially all of the properties or assets of Vanguard.

Upon any consolidation or merger or any sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of an Issuer in accordance with the foregoing in which such Issuer is not the surviving entity, the surviving Person formed by such consolidation or into or with which such Issuer is merged or to which such sale, assignment, transfer, conveyance, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, such Issuer under the indenture with the same effect as if such surviving Person had been named as such Issuer in the indenture, and thereafter (except in the case of a lease of all or substantially all of such Issuer’s properties or assets), such Issuer will be relieved of all obligations and covenants under the indenture and the notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Transactions with Affiliates

Vanguard will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate of Vanguard (each, an “Affiliate Transaction”), unless:

(1)  the Affiliate Transaction is on terms that are no less favorable to Vanguard or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Vanguard or such Restricted Subsidiary with an unrelated Person or, if in the good faith judgment of the Vanguard’s Board of Directors, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to Vanguard or the relevant Restricted Subsidiary from a financial point of view; and

(2)  Vanguard delivers to the trustee:

(a)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an officers’ certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant; and

(b)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $40.0 million, a resolution of the Board of Directors of Vanguard set forth in an officers’ certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by either the Conflicts Committee of the Board of Directors of Vanguard (so long as the members of the Conflicts Committee approving the Affiliate Transaction or series of related Affiliate Transactions are disinterested) or a majority of the disinterested members of the Board of Directors of Vanguard, if any.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)  any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by Vanguard or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)  transactions between or among Vanguard and/or its Restricted Subsidiaries;

(3)  transactions with a Person (other than an Unrestricted Subsidiary of Vanguard) that is an Affiliate of Vanguard solely because Vanguard owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)  payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of Vanguard or any of its Restricted Subsidiaries;

(5)  any issuance of Equity Interests (other than Disqualified Stock) of Vanguard to Affiliates of Vanguard;

(6)  any Permitted Investments or Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Certain Covenants — Restricted Payments”;

(7)  transactions between Vanguard or any of its Restricted Subsidiaries and any Person that would not otherwise constitute an Affiliate Transaction except for the fact that one director of such other Person is also a director of Vanguard or such Restricted Subsidiary, as applicable; provided that such director abstains from voting as a director of Vanguard or such Restricted Subsidiary, as applicable, on any matter involving such other Person;

(8)  any transaction in which Vanguard or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an accounting, appraisal, advisory or investment banking firm of national standing stating that such transaction is fair to Vanguard or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of clause (1) of the preceding paragraph;

(9)  (a) guarantees by Vanguard or any of its Restricted Subsidiaries of performance of obligations of Vanguard’s Unrestricted Subsidiaries in the ordinary course of business, except for guarantees of Indebtedness in respect of borrowed money, and (b) pledges by Vanguard or any Restricted Subsidiary of Vanguard of Equity Interests in Unrestricted Subsidiaries for the benefit of lenders or other creditors of Vanguard’s Unrestricted Subsidiaries;

(10)  any Affiliate Transaction with a Person in its capacity as a holder of Indebtedness or Capital Stock of Vanguard or any Restricted Subsidiary of Vanguard if such Person is treated no more favorably than the other holders of Indebtedness or Capital Stock of Vanguard or such Restricted Subsidiary;

(11)  transactions with Unrestricted Subsidiaries, customers, clients, suppliers or purchasers or sellers of goods or services, or lessors or lessees of property, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture which are, in the aggregate (taking into account all the costs and benefits associated with such transactions), not materially less favorable to Vanguard and its Restricted Subsidiaries than those that would have been obtained in a comparable transaction by Vanguard or such Restricted Subsidiary with an unrelated person, in the good faith determination of Vanguard’s Board of Directors or any officer of Vanguard involved in or otherwise familiar with such transaction, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; and

(12)  in the case of contracts for exploring for, producing, marketing, storing or otherwise handling Hydrocarbons, or activities or services reasonably related or ancillary thereto, or other operational contracts, any such contracts entered into in the ordinary course of business and otherwise in compliance with the terms of the indenture which are fair to Vanguard and its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of Vanguard or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

Limitations on Finance Corp. Activities

Finance Corp. may not incur Indebtedness unless (1) Vanguard is a co-issuer or guarantor of such Indebtedness or (2) the net proceeds of such Indebtedness are loaned to Vanguard or its other Restricted

Subsidiaries, used to acquire outstanding debt securities issued by Vanguard or used to repay Indebtedness of Vanguard or its other Restricted Subsidiaries as permitted under the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” Finance Corp. may not engage in any business not related directly or indirectly to obtaining money or arranging financing for Vanguard or its Restricted Subsidiaries.

Additional Note Guarantees

If, after the date of the indenture, any Restricted Subsidiary of Vanguard that is not already a Guarantor Guarantees any other Indebtedness of either of the Issuers or any Guarantor in excess of the De Minimis Guaranteed Amount, or any Domestic Subsidiary, if not then a Guarantor, incurs any Indebtedness under any Credit Facility, then in either case that Subsidiary will become a Guarantor by executing a supplemental indenture and delivering it to the trustee within 20 business days of the date on which it Guaranteed or incurred such Indebtedness, as the case may be; provided, however, that the preceding shall not apply to Subsidiaries of Vanguard that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries. Notwithstanding the preceding, any Note Guarantee of a Restricted Subsidiary that was incurred pursuant to this paragraph shall provide by its terms that it shall be automatically and unconditionally released at such time as such Guarantor ceases both (a) to Guarantee any other Indebtedness of either of the Issuers and any Indebtedness of any other Guarantor (except as a result of payment under any such other Guarantee) and (b) to be an obligor with respect to any Indebtedness under any Credit Facility.

Designation of Restricted and Unrestricted Subsidiaries

At the time the notes are originally issued, all of the Subsidiaries of Vanguard will be Restricted Subsidiaries.

The Board of Directors of Vanguard may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Vanguard and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be either an Investment made as of the time of the designation that will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Certain Covenants — Restricted Payments” or represent a Permitted Investment under one or more clauses of the definition of Permitted Investments, as determined by Vanguard. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of Vanguard as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Vanguard as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Vanguard will be in default of such covenant.

The Board of Directors of Vanguard may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Vanguard; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Vanguard of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Vanguard will furnish to the holders of notes or cause the trustee to furnish to the holders of notes (or file with the SEC for public availability), within the time periods specified in the SEC’s rules and regulations applicable to an accelerated filer:

(1)  all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Vanguard were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual report only, a report on Vanguard’s consolidated financial statements by Vanguard’s certified independent accountants; and

(2)  all current reports that would be required to be filed with the SEC on Form 8-K if Vanguard were required to file such reports.

The availability of the foregoing reports on the SEC’s EDGAR filing system will be deemed to satisfy the foregoing delivery requirements.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports.

If, notwithstanding the foregoing, the SEC will not accept Vanguard’s filings for any reason, Vanguard will post the reports referred to in the preceding paragraphs on its website within the time periods applicable to an accelerated filer that would apply if Vanguard were required to file those reports with the SEC.

If Vanguard has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include, to the extent material, a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Vanguard and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Vanguard.

Any and all Defaults or Events of Default arising from a failure to furnish or file in a timely manner a report or certification required by this covenant shall be deemed cured (and Vanguard shall be deemed to be in compliance with this covenant) upon furnishing or filing such report or certification as contemplated by this covenant (but without regard to the date on which such report or certification is so furnished or filed); provided that such cure shall not otherwise affect the rights of the holders under “— Events of Defaults and Remedies” if the principal, premium, if any, and interest have been accelerated in accordance with the terms of the Indenture and such acceleration has not been rescinded or cancelled prior to such cure.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)  default for 30 days in the payment when due of interest on the notes;

(2)  default in the payment when due (at Stated Maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)  failure by the Issuers to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales” or “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4)  failure by Vanguard for 120 days after notice from the trustee or holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with the provisions described under “— Certain Covenants — Reports”;

(5)  failure by the Issuers for 60 days after notice to Vanguard by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with any of their other agreements in the indenture;

(6)  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Vanguard or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Vanguard or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a)  is caused by a failure to pay principal of, premium on, if any, or interest, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)  results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more; provided, however, if, prior to any acceleration of the notes, (i) any such Payment Default is cured or waived, (ii) any such acceleration is rescinded, or (iii) such Indebtedness is repaid during the 60 day period commencing upon the end of any applicable grace period for such Payment Default or the occurrence of such acceleration, as the case may be, any Default or Event of Default (but not any acceleration of the notes) caused by such Payment Default or acceleration shall be automatically rescinded, so long as such rescission does not conflict with any judgment, decree or applicable law;

(7)  failure by Vanguard or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgments are not paid, discharged or stayed, for a period of 60 days;

(8)  except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee, except, in each case, by reason of the release of such Note Guarantee in accordance with the indenture; and

(9)  certain events of bankruptcy or insolvency described in the indenture with respect to Finance Corp., Vanguard or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Vanguard, any Restricted Subsidiary of Vanguard that is a Significant Subsidiary or any group of Restricted Subsidiaries of Vanguard that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, or premium or interest, if any, on, the notes.

The holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, or premium or interest, if any, on, the notes.

The Issuers are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon any officer of Vanguard or Finance Corp. becoming aware of any Default or Event of Default, the Issuers are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Unitholders

No past, present or future director, officer, partner, employee, incorporator, manager, unitholder or other owner of the Capital Stock of the Issuers or any Guarantor, as such, will have any liability for any obligations of the Issuers or the Guarantors under the notes, the indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may at any time, at the option of their respective Boards of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of their obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)  the rights of holders of outstanding notes to receive payments in respect of the principal of, or premium or interest, if any, on, such notes when such payments are due from the trust referred to below;

(2)  the Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)  the rights, powers, trusts, duties and immunities of the trustee under the indenture, and the Issuers’ and the Guarantors’ obligations in connection therewith; and

(4)  the Legal Defeasance provisions of the indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations and the obligations of the Guarantors released with respect to certain covenants (including Vanguard’s obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, all Events of Default described under “— Events of Default and Remedies” (except those relating to payments on the notes or bankruptcy or insolvency events) will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)  the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and premium and interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)  in the case of Legal Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that

(a)  the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or

(b)  since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)  in the case of Covenant Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)  no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5)  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which Vanguard or any of its Subsidiaries is a party or by which Vanguard or any of its Subsidiaries is bound;

(6)  the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or others; and

(7)  the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, or premium or interest, if any, on, the notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the indenture, the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)  reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)  reduce the principal of or change the fixed maturity of any note or alter or waive any of the provisions with respect to the redemption or repurchase of the notes (except those provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3)  reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)  waive a Default or Event of Default in the payment of principal of, or premium or interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)  make any note payable in money other than that stated in the notes;

(6)  make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or premium or interest, if any, on, the notes (other than as permitted by clause (7) below);

(7)  waive a redemption or repurchase payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8)  release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)  make any change in the preceding amendment, supplement and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuers, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1)  to cure any ambiguity, defect or inconsistency;

(2)  to provide for uncertificated notes in addition to or in place of certificated notes;

(3)  to provide for the assumption of the Issuers’ or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Issuers’ or such Guarantor’s properties or assets, as applicable;

(4)  to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any holder;

(5)  to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)  to conform the text of the indenture, the notes or the Note Guarantees to any provision of the “Description of Notes” section of the Issuers’ prospectus dated March 30, 2012 relating to the initial notes;

(7)  to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8)  to secure the notes or the Note Guarantees pursuant to the requirements of the covenant described above under the subheading “— Certain Covenants — Liens”;

(9)  to add any additional Guarantor or to evidence the release of any Guarantor from its Note Guarantee, in each case as provided in the indenture; or

(10)  to evidence or provide for the acceptance of appointment under the indenture of a successor trustee.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment, supplement or waiver. After an amendment, supplement or waiver under the indenture requiring the approval of the holders becomes effective, Vanguard will mail to the holders a notice briefly describing the amendment, supplement or waiver. However, the failure to give such notice, or any defect in the notice, will not impair or affect the validity of the amendment, supplement or waiver.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder (except as to surviving rights of registration of transfer or exchange of the notes and as otherwise specified in the indenture), when:

(1)  either:

(a)  all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the trustee for cancellation; or

(b)  all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and either an Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal of, or premium or interest, if any, on, the notes to the date of Stated Maturity or redemption;

(2)  in respect of clause (1)(b), no Event of Default has occurred and is continuing on the date of the deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which either Issuer or any Guarantor is a party or by which either Issuer or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3)  the Issuers have paid or caused to be paid all other sums payable by the Issuers under the indenture; and

(4)  the Issuers have delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the notes at Stated Maturity or on the redemption date, as the case may be.

In addition, the Issuers must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

U.S. Bank National Association is the trustee under the indenture. Such bank is a lender under our Credit Agreement.

If the trustee becomes a creditor of the Issuers or any Guarantor, the indenture will limit the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a Default has occurred and is continuing it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. In case an Event of Default has occurred and is continuing, the trustee will be required, in the exercise of its powers, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense.

Governing Law

The indenture, the initial notes issued on April 4, 2012 and the related Note Guarantees are, and the notes offered hereby and the related Note Guarantees will be, governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus supplement may obtain a copy of each of the base indenture and the supplemental indenture without charge by writing to Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

The notes offered hereby will initially be issued in registered, global form without interest coupons (the “Global Notes”) in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes will be issued at the closing of this offering only against payment in immediately available funds. The Global Notes will be deposited upon issuance with the trustee as custodian for DTC, and registered in the name of DTC or its nominee, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Only in the limited circumstances described below may beneficial interests in the Global Notes be exchanged for definitive notes in registered certificated form (“Certificated Notes”) in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. See “— Exchange of Global Notes for Certificated Notes.” Notes will be issued at the closing of this offering only against payment in immediately available funds.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”)), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuers take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuers that, pursuant to procedures established by it:

(1)  upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)  ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some jurisdictions may require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of Certificated Notes and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, or premium or interest, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuers, the Guarantors and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the Guarantors, the trustee nor any agent of the Issuers, the Guarantors or the trustee has or will have any responsibility or liability for:

(1)  any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee, the Issuers or the Guarantors. Neither the Issuers, the Guarantors nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Issuers, the Guarantors and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Issuers that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for Certificated Notes, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Issuers, the Guarantors, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)  DTC (a) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Issuers fail to appoint a successor depositary within 90 days;

(2)  the Issuers, at their option but subject to DTC’s requirements, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3)  there has occurred and is continuing an Event of Default, and DTC notifies the trustee of its decision to exchange such Global Note for Certificated Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Neither the Issuers nor the trustee will be liable for any delay by DTC, its nominee or any Participant or Indirect Participant in identifying the beneficial owners of interests in Global Notes, and the Issuers and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the Certificated Notes to be issued.

Same Day Settlement and Payment

The Issuers will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Issuers will make all payments of principal, premium, if any, and interest, if any, with respect to Certificated Notes in the manner described above under “— Methods of Receiving Payments on the Notes.” The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuers that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Assets” means:

(1)  any assets used or useful in the Oil and Gas Business, other than Indebtedness or Capital Stock;

(2)  the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Vanguard or any of its Restricted Subsidiaries; or

(3)  Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) is primarily engaged in the Oil and Gas Business.

“Adjusted Consolidated Net Tangible Assets” means (without duplication), as of the date of determination,

(1)  the sum of:

(a)  the discounted future net revenues from proved oil and natural gas reserves of Vanguard and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of Vanguard’s most recently completed fiscal year, as increased by, as of the date of determination, the estimated discounted future net revenues from:

(i)  estimated proved oil and natural gas reserves of Vanguard and its Restricted Subsidiaries acquired since the date of such year-end reserve report, and

(ii)  estimated proved oil and natural gas reserves of Vanguard and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and natural gas reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior period end) since the date of such year-end reserve report due to exploration, development or exploitation, production or other activities which would, in accordance with standard industry practice, cause such revisions, and decreased by, as of the date of determination, the estimated discounted future net revenue attributable to:

(iii)  estimated proved oil and natural gas reserves of Vanguard and its Restricted Subsidiaries reflected in such reserve report produced or disposed of since the date of such year-end reserve report, and

(iv)  reductions in estimated proved oil and natural gas reserves of Vanguard and its Restricted Subsidiaries reflected in such reserve report attributable to downward revisions of estimates of proved oil and natural gas reserves since such year-end due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated on a pre-tax basis;

in the case of the preceding clauses (i) through (iv), calculated in accordance with SEC guidelines (utilizing the prices utilized in Vanguard’s year-end reserve report) and estimated by Vanguard’s petroleum engineers or any independent petroleum engineers engaged by Vanguard for that purpose;

(b)  the capitalized costs that are attributable to oil and natural gas properties of Vanguard and its Restricted Subsidiaries to which no proved oil and natural gas reserves are attributable, based on Vanguard’s books and records as of a date no earlier than the last day of Vanguard’s most recent quarterly or annual period for which internal financial statements are available;

(c)  the Consolidated Net Working Capital of Vanguard and its Restricted Subsidiaries as of a date no earlier than the last day of Vanguard’s most recent quarterly or annual period for which internal financial statements are available; and

(d)  the greater of:

(i)  the net book value and

(ii)  the appraised value, as estimated by independent appraisers, of other tangible assets (including Investments in unconsolidated Subsidiaries)

in each case, of Vanguard and its Restricted Subsidiaries as of a date no earlier than the last day of the date of Vanguard’s most recent quarterly or annual period for which internal financial statements are available; provided that if no such appraisal has been performed, Vanguard shall not be required to obtain such an appraisal and only clause (d)(i) of this definition shall apply, minus, to the extent not otherwise taken into account in the immediately preceding clause (1),

(2)  the sum of

(a)  minority interests,

(b)  any net natural gas balancing liabilities of Vanguard and its Restricted Subsidiaries as of the last day of Vanguard’s most recent annual or quarterly period for which internal financial statements are available;

(c)  to the extent included in clause (1)(a) above, the discounted future net revenues, calculated in accordance with SEC guidelines (utilizing the prices utilized in Vanguard’s year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of Vanguard and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto, and

(d)  the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in clause (1)(a) above, would be necessary to fully satisfy the payment obligations of Vanguard and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)  1.0% of the principal amount of the note; or

(2)  the excess of:

(a)  the present value at such redemption date of (i) the redemption price of the note at April 1, 2016 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (ii) all required interest payments due on the note through April 1, 2016 (excluding accrued but unpaid interest to, the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), over

(b)  the principal amount of the note.

“Asset Sale” means:

(1)  the sale, lease, conveyance or other disposition of any assets or rights by Vanguard or any of Vanguard’s Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the properties or assets of Vanguard and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sales covenant; and

(2)  the issuance of Equity Interests by any of Vanguard’s Restricted Subsidiaries or the sale by Vanguard or any of Vanguard’s Restricted Subsidiaries of Equity Interests in any of Vanguard’s Subsidiaries (in either case other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than Vanguard or a Restricted Subsidiary).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)  any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $10.0 million;

(2)  a transfer of assets between or among Vanguard and its Restricted Subsidiaries;

(3)  an issuance or sale of Equity Interests by a Restricted Subsidiary of Vanguard to Vanguard or to a Restricted Subsidiary of Vanguard;

(4)  the sale, lease or other disposition of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of Vanguard, no longer economically practicable to maintain or useful in the conduct of the business of Vanguard and its Restricted Subsidiaries taken as whole);

(5)  the farm-out, lease or sublease of developed or undeveloped oil or natural gas properties owned or held by Vanguard or any of its Restricted Subsidiaries in the ordinary course of business;

(6)  licenses and sublicenses by Vanguard or any of its Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(7)  any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

(8)  the granting of Liens not prohibited by the covenant described above under the caption “— Certain Covenants — Liens” and dispositions in connection with Permitted Liens;

(9)  the sale or other disposition of cash or Cash Equivalents or other financial instruments (other than Oil and Gas Hedging Contracts);

(10)  a disposition of assets that constitutes (or results in by virtue of the consideration received for such disposition) either a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment;

(11)  a sale or other disposition of Hydrocarbons or other mineral products in the ordinary course of business;

(12)  an Asset Swap;

(13)  dispositions of crude oil and natural gas properties, provided that at the time of any such disposition such properties do not have associated with them any proved reserves; and

(14)  any Production Payments and Reserve Sales; provided that any such Production Payments and Reserve Sales, other than incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to Vanguard or a Restricted Subsidiary, shall have been created, incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, the property that is subject thereto.

“Asset Swap” means any substantially contemporaneous (and in any event occurring within 180 days of each other) purchase and sale or exchange of any assets or properties used or useful in the Oil and Gas Business between Vanguard or any of its Restricted Subsidiaries and another Person; provided, that the Fair Market Value of the properties or assets traded or exchanged by Vanguard or such Restricted Subsidiary (together with any cash) is reasonably equivalent to the Fair Market Value of the properties or assets (together with any cash) to be received by Vanguard or such Restricted Subsidiary, and provided further, that any net cash received must be applied in accordance with the provisions described above under the caption “— Repurchase at the Option of Holders — Asset Sales” if then in effect.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Available Cash” has the meaning assigned to such term in the Limited Liability Company Agreement, as in effect on the date of the indenture.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning. For purposes of this definition, a Person shall be deemed not to Beneficially Own securities that are the subject of a stock purchase agreement, merger agreement, amalgamation agreement, arrangement agreement or similar agreement until consummation of the transactions or, as applicable, series of related transactions contemplated thereby.

“Board of Directors” means:

(1)  with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)  with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)  with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)  with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty. Notwithstanding the foregoing, any lease (whether entered into before or after the date of the indenture) that would have been classified as an operating lease pursuant to GAAP as in effect on the date of the indenture will be deemed not to represent a Capital Lease Obligation.

“Capital Stock” means:

(1)  in the case of a corporation, corporate stock;

(2)  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)  in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)  United States dollars;

(2)  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)  marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s;

(4)  certificates of deposit, demand deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $100.0 million or that is a lender under the Credit Agreement;

(5)  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)  commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition;

(7)  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8)  with respect to any Foreign Subsidiary of Vanguard, investments denominated in local currency that are similar to the items specified in clauses (1) through (7) above.

“Change of Control” means the occurrence of any of the following:

(1)  the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Vanguard and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act));

(2)  the adoption of a plan relating to the liquidation or dissolution of Vanguard;

(3)  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Vanguard, measured by voting power rather than number of shares, units or the like; or

(4)  the first day on which a majority of the members of the Board of Directors of Vanguard are not Continuing Directors.

Notwithstanding the preceding, a conversion of Vanguard or any of its Restricted Subsidiaries from a limited partnership, corporation, limited liability company or other form of entity to a limited liability company, corporation, limited partnership or other form of entity or an exchange of all of the outstanding Equity Interests in one form of entity for Equity Interests in another form of entity shall not constitute a Change of Control, so long as following such conversion or exchange the “persons” (as that term is used in Section 13(d)(3) of the Exchange Act) who Beneficially Owned the Capital Stock of Vanguard immediately prior to such transactions continue to Beneficially Own in the aggregate more than 50% of the Voting Stock of such entity, or continue to Beneficially Own sufficient Equity Interests in such entity to elect a majority of its directors, managers, trustees or other persons serving in a similar capacity for such entity or its general partner, as applicable, and, in either case no “person” Beneficially Owns more than 50% of the Voting Stock of such entity or its general partner, as applicable.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)  an amount equal to any extraordinary expenses or loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such expenses or losses were deducted in computing such Consolidated Net Income; plus

(2)  provision for taxes based on income or profits (including state franchise taxes accounted for as income taxes in accordance with GAAP) of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)  the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)  depreciation, depletion, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment, non-cash equity based compensation expense and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization, impairment and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; plus

(5)  if such Person accounts for its oil and gas operations using successful efforts or a similar method of accounting, consolidated exploration expense of such Person and its Restricted Subsidiaries; minus

(6)  non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; and minus

(7)  to the extent increasing such Consolidated Net Income for such period, the sum of (a) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (b) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis determined in accordance with GAAP and without any reduction in respect of Preferred Stock dividends; provided that:

(1)  the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included, but only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)  the net income of any Restricted Subsidiary of such Person will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, partners or members;

(3)  the cumulative effect of a change in accounting principles will be excluded;

(4)  any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of such Person or its consolidated Restricted Subsidiaries (including pursuant to any sale or leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person will be excluded;

(5)  to the extent deducted in the calculation of Consolidated Net Income, any non-cash or other charges relating to any premium or penalty paid, write off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity will be excluded;

(6)  any “ceiling limitation” on Oil and Gas Properties or other asset impairment writedowns on Oil and Gas Properties under GAAP or SEC guidelines will be excluded; and

(7)  any unrealized non-cash gains or losses or charges in respect of Hedging Obligations (including those resulting from the application of FASB ASC Topic No. 815, Derivatives and Hedging).

“Consolidated Net Working Capital” means (a) all current assets of Vanguard and its Restricted Subsidiaries except current assets from Oil and Gas Hedging Contracts, less (b) all current liabilities of Vanguard and its Restricted Subsidiaries, except (i) current liabilities included in Indebtedness, (ii) current liabilities associated with asset retirement obligations relating to oil and natural gas properties and (iii) any current liabilities from Oil and Gas Hedging Contracts, in each case as set forth in the consolidated financial statements of Vanguard prepared in accordance with GAAP (excluding any adjustments made pursuant to FASB ASC 815).

“Consolidated Net Worth” means, with respect to any specified Person as of any date, the sum of:

(1)  the consolidated equity of the common stockholders of, or the consolidated capital of the unitholders of, such Person and its consolidated Subsidiaries as of such date; plus

(2)  the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of Preferred Stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such Preferred Stock.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Vanguard who:

(1)  was a member of such Board of Directors on the date of the indenture; or

(2)  was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of September 30, 2011, by and among Vanguard Natural Gas, LLC, as borrower, Citibank N.A., as administrative agent, and certain financial institutions, as lenders, providing for up to $1.5 billion of revolving credit borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement), indentures or commercial paper facilities, in each case, with banks or other institutional lenders or institutional investors providing for revolving credit loans, term loans, capital market financings, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or other borrowings, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including refinancing with any capital markets transaction or otherwise by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Customary Recourse Exceptions” means, with respect to any Non-Recourse Debt of an Unrestricted Subsidiary, exclusions from the exculpation provisions with respect to such Non-Recourse Debt for the voluntary bankruptcy of such Unrestricted Subsidiary, fraud, misapplication of cash, environmental claims, waste, willful destruction and other circumstances customarily excluded by lenders from exculpation provisions or included in separate indemnification agreements in non-recourse financings.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“De Minimis Guaranteed Amount” means a principal amount of Indebtedness that does not exceed $5.0 million.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Vanguard to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if (x) the terms of such Capital Stock provide that Vanguard may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments,” or (y) the terms of such Capital Stock provide that Vanguard may not repurchase or redeem any such Capital Stock pursuant to such provisions prior to Vanguard’s purchase of the notes as is required to be purchased pursuant to the provisions of the indenture. The amount (or principal amount) of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Vanguard and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Domestic Subsidiary” means any Restricted Subsidiary of Vanguard that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” of any Person means (1) any and all Capital Stock of such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such Capital Stock of such Person, but excluding from all of the foregoing any debt securities convertible into Equity Interests, regardless of whether such debt securities include any right of participation with Equity Interests.

“Equity Offering” means a sale of Equity Interests of Vanguard (other than Disqualified Stock and other than to a Subsidiary of Vanguard) made for cash on a primary basis by Vanguard after the date of the indenture.

“Existing Indebtedness” means all Indebtedness of Vanguard and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Vanguard in the case of amounts of $25.0 million or more and otherwise by an officer of Vanguard (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the average rate in effect from the beginning of such period to the Calculation Date had been the applicable rate for the entire period (taking into account any interest Hedging Obligation applicable to such Indebtedness, but if the remaining term of such interest Hedging Obligation is less than twelve months, then such interest Hedging Obligation shall only be taken into account for that portion of the period equal to the remaining term thereof). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of such Person, the interest rate shall be calculated by applying such option rate chosen by such Person. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as such Person may designate.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)  acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, consolidations or otherwise (including acquisitions of assets used or useful in the Oil and Gas Business), or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, and the Consolidated Cash Flow for such reference period will be calculated giving pro forma effect to any expense and cost reductions or synergies that have occurred or are reasonably expected to occur, in the reasonable judgment Vanguard’s principal financial or accounting officer (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Commission related thereto);

(2)  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)  any Person that is a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)  any Person that is not a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)  interest income reasonably anticipated by such Person to be received during the applicable four-quarter period from cash or Cash Equivalents held by such Person or any Restricted Subsidiary of such Person, which cash or Cash Equivalents exist on the Calculation Date or will exist as a result of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio, will be included.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)  the consolidated interest expense (less interest income) of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (excluding (i) any interest attributable to Dollar-Denominated Production Payments, (ii) write-off of deferred financing costs and (iii) accretion of interest charges on future plugging and abandonment obligations, future retirement benefits and other obligations that do not constitute Indebtedness, but including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)  the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)  any interest on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)  all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any series of Preferred Stock of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of such Person (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person, in each case, on a consolidated basis and determined in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of Vanguard that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States, which are in effect from time to time.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise). When used as a verb, “Guarantee” has a correlative meaning.

“Guarantors” means any Subsidiary of Vanguard that Guarantees the Notes in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under any (a) Interest Rate Agreement and (b) Oil and Gas Hedging Contract.

“Hydrocarbons” means oil, natural gas, casing head gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)  in respect of borrowed money;

(2)  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)  in respect of bankers’ acceptances;

(4)  representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5)  representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)  representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person (including, with respect to any Production Payment, any warranties or guarantees of production or payment by such Person with respect to such Production Payment, but excluding other contractual obligations of such Person with respect to such Production Payment). Subject to the preceding sentence, neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1)  such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2)  such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “Joint Venture General Partner”); and

(3)  there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a)  the lesser of (i) the net assets of the Joint Venture General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b)  if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Fixed Charges to the extent actually paid by such Person or its Restricted Subsidiaries.

“Interest Rate Agreement” means any interest rate swap agreement (whether from fixed to floating or from floating to fixed), interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect Vanguard or any of its Restricted Subsidiaries against fluctuations in interest rates and is not for speculative purposes.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding (1) commission, travel and similar advances to officers and employees made in the ordinary course of business and (2) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities (excluding any interest in an oil or natural gas leasehold to the extent constituting a security under applicable law), together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Vanguard or any Restricted Subsidiary of Vanguard sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Vanguard such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Vanguard, Vanguard will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Vanguard’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Vanguard or any Restricted Subsidiary of Vanguard of a Person that holds an Investment in a third Person will be deemed to be an Investment by Vanguard or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value or write-ups, write-downs or write-offs with respect to such Investment.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement.

“Limited Liability Company Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of Vanguard Natural Resources, LLC, dated as of October 29, 2007 as in effect on the date of the indenture.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to the ratings business thereof.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by Vanguard or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale but excluding any non-cash consideration deemed to be cash for purposes of the “Asset Sales” provisions of the indenture), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than revolving credit Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)  as to which neither Vanguard nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise, except for Customary Recourse Exceptions; and

(2)  as to which the lenders have been notified in writing that they will not have any recourse to the Capital Stock or assets of Vanguard or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary), except for Customary Recourse Exceptions.

“Note Guarantee” means the Guarantee by each Guarantor of the Issuers’ obligations under the indenture and the notes, as provided in the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Oil and Gas Business” means (i) the acquisition, exploration, development, production, operation and disposition of interests in oil, gas and other Hydrocarbon properties, (ii) the gathering, marketing, treating, processing (but not refining), storage, selling and transporting of any production from such interests or properties, (iii) any business relating to exploration for or development, production, treatment, processing (but not refining), storage, transportation or marketing of oil, gas and other minerals and products produced in association therewith and (iv) any activity that is, in Vanguard’s reasonable judgment, ancillary, complementary or incidental to or necessary or appropriate for the activities described in clauses (i) through (iii) of this definition.

“Oil and Gas Hedging Contracts” means any puts, cap transactions, floor transactions, collar transactions, forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement in respect of Hydrocarbons to be used, produced, processed or sold by Vanguard or any of its Restricted Subsidiary that are customary in the Oil and Gas Business and designed to protect such Person against fluctuation in Hydrocarbons prices and not for speculative purposes.

“Oil and Gas Properties” means all properties, including equity or other ownership interest therein, owned by such Person or any of its Restricted Subsidiaries which contain or are believed to contain “proved oil and gas reserves” as defined in Rule 4-10 of Regulation S-X of the Securities Act.

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of Vanguard or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of any other Person existing at the time (a) such Person became a Restricted Subsidiary of Vanguard or (b) such Person was merged or consolidated with or into Vanguard or any of its Restricted Subsidiaries, provided that on the date such Person became a Restricted Subsidiary or the date such Person was merged or consolidated with or into Vanguard or any of its Restricted Subsidiaries, as applicable, any of:

(1)  immediately after giving effect to such transaction and any related financing transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, Vanguard or such Person (if Vanguard is not the survivor in the transaction) would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)  immediately after giving effect to such transaction and any related financing transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Fixed Charge Coverage Ratio of Vanguard or such Person (if Vanguard is not the survivor in the transaction) is equal to or greater than the Fixed Charge Coverage Ratio of Vanguard immediately prior to such transaction; or

(3)  immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of Vanguard would be greater than the Consolidated Net Worth of Vanguard immediately prior to such transaction.

“Permitted Business Investments” means Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, processing, gathering, marketing or transporting oil and natural gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including, without limitation, (i) ownership interests in oil, natural gas, other Hydrocarbon properties or any interest therein or gathering, transportation, processing, storage or related systems, (ii) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, developments agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties, and (iii) direct or indirect ownership interests in drilling rigs, fracturing units and other related equipment.

“Permitted Investments” means:

(1)  any Investment in Vanguard (including, without limitation, through the purchase of any notes) or in a Restricted Subsidiary of Vanguard;

(2)  any Investment in Cash Equivalents;

(3)  any Investment by Vanguard or any Restricted Subsidiary of Vanguard in a Person, if as a result of such Investment:

(a)  such Person becomes a Restricted Subsidiary of Vanguard; or

(b)  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Vanguard or a Restricted Subsidiary of Vanguard;

(4)  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales,” including pursuant to an Asset Swap;

(5)  any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Vanguard;

(6)  any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of Vanguard or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) litigation, arbitration or other disputes;

(7)  Investments represented by Hedging Obligations;

(8)  Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other deposits made in the ordinary course of business by Vanguard or any of its Restricted Subsidiaries;

(9)  loans or advances to officers, directors or employees made in the ordinary course of business of Vanguard or any Restricted Subsidiary of Vanguard;

(10)  repurchases of the notes;

(11)  any Guarantee of Indebtedness permitted to be incurred by the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” other than a Guarantee of Indebtedness of an Affiliate of Vanguard that is not a Restricted Subsidiary of Vanguard;

(12)  any Investment existing on, or made pursuant to binding commitments existing on, the date of the indenture and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of the indenture; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the date of the indenture or (b) as otherwise permitted under the indenture;

(13)  Investments acquired after the date of the indenture as a result of the acquisition by Vanguard or any Restricted Subsidiary of Vanguard of another Person, including by way of a merger, amalgamation or consolidation with or into Vanguard or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” after the date of the indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(14)  Permitted Business Investments;

(15)  Investments received as a result of a foreclosure by, or other transfer of title to, Vanguard or any of its Restricted Subsidiaries with respect to any secured Investment in default; and

(16)  other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding that do not exceed the greater of (a) $50.0 million and (b) 5% of Adjusted Consolidated Net Tangible Assets; provided, however, that if any Investment pursuant to this clause (16) is made in any Person that is not a Restricted Subsidiary of Vanguard at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of Vanguard after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (16) for so long as such Person continues to be a Restricted Subsidiary of Vanguard.

“Permitted Liens” means:

(1)  Liens on assets of the Issuers or any Guarantor securing Indebtedness and other Obligations under Credit Facilities that was permitted by the terms of the indenture to be incurred pursuant to the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)  Liens in favor of Vanguard or the Guarantors;

(3)  Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary of Vanguard or is merged with or into or consolidated with Vanguard or any Restricted Subsidiary of Vanguard; provided that such Liens were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary of Vanguard or such merger or consolidation and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary of Vanguard or is merged with or into or consolidated with Vanguard or any Restricted Subsidiary of Vanguard;

(4)  Liens on property (including Capital Stock) existing at the time of acquisition of the property by Vanguard or any Subsidiary of Vanguard; provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

(5)  Liens to secure the performance of statutory obligations, insurance, surety or appeal bonds, workers’ compensation obligations, bid, plugging and abandonment and performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(6)  Liens on any asset or property acquired, constructed or improved by Vanguard or any of its Restricted Subsidiaries; provided that (a) such Liens are in favor of the seller of such asset or property, in favor of the Person or Persons developing, constructing, repairing or improving such asset or property, or in favor of the Person or Persons that provided the funding for the acquisition, development, construction, repair or improvement cost, as the case may be, of such asset or property, (b) such Liens are created within 360 days after the acquisition, development, construction, repair or improvement, (c) the aggregate principal amount of the Indebtedness secured by such Liens is otherwise permitted to be incurred under the indenture and does not exceed the greater of (i) the cost of the asset or property so acquired, constructed or improved plus related financing costs and (ii) the fair market value of the asset or property so acquired, constructed or improved, measured at the date of such acquisition, or the date of completion of such construction or improvement, and (d) such Liens are limited to the asset or property so acquired, constructed or improved (including the proceeds thereof, accessions thereto, upgrades thereof and improvements thereto);

(7)  Liens existing on the date of the indenture;

(8)  Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(9)  Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any Joint Venture owned by Vanguard or any Restricted Subsidiary of Vanguard to the extent securing Non-Recourse Debt or other Indebtedness of such Unrestricted Subsidiary or Joint Venture;

(10)  Liens on pipelines or pipeline facilities that arise by operation of law;

(11)  Liens reserved in oil and natural gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

(12)  Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)  the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)  the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)  Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(14)  filing of Uniform Commercial Code financing statements as a precautionary measure in connection with operating leases;

(15)  bankers’ Liens, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(16)  Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(17)  Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(18)  grants of software and other technology licenses in the ordinary course of business;

(19)  Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(20)  Liens in respect of Production Payments and Reserve Sales; provided, that such Liens are limited to the property that is subject to such Production Payments and Reserve Sales;

(21)  Liens arising under oil and natural gas leases or subleases, assignments, farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of Hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, joint venture agreements, partnership agreements, operating agreements, royalties, working interests, net profits interests, joint interest billing arrangements, participation agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, licenses, sublicenses and other agreements which are customary in the Oil and Gas Business; provided, however, in all instances that such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract;

(22)  Liens to secure performance of Hedging Obligations of Vanguard or any of its Restricted Subsidiaries entered into in the ordinary course of business and not for speculative purposes;

(23)  Liens incurred in the ordinary course of business of Vanguard or any Restricted Subsidiary of Vanguard with respect to Indebtedness that does not exceed in aggregate principal amount of $25.0 million at any one time outstanding; and

(24)  any Lien renewing, extending, refinancing or refunding a Lien permitted by clauses (1) through (23) above, provided that (a) the principal amount of the Indebtedness secured by such Lien is not increased except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection therewith and by an amount equal to any existing commitments unutilized thereunder and (b) no assets encumbered by any such Lien other than the assets permitted to be encumbered immediately prior to such renewal, extension, refinance or refund are encumbered thereby (other than improvements thereon, accessions thereto and proceeds thereof).

“Permitted Refinancing Indebtedness” means any Indebtedness of Vanguard or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Vanguard or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)  such Permitted Refinancing Indebtedness has a final maturity date that is (a) later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged or (b) more than 90 days after the final maturity date of the notes;

(3)  if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes or the Note Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes or the Note Guarantees, as applicable, on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)  such Indebtedness is not incurred (other than by way of a Guarantee) by a Restricted Subsidiary of Vanguard (other than Finance Corp.) if Vanguard is the issuer or other primary obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other similar Equity Interests (however designated) of such Person whether outstanding or issued after the date of the indenture.

“Production Payments” means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively.

“Production Payments and Reserve Sales” means the grant or transfer by Vanguard or any of its Restricted Subsidiaries to any Person of a royalty, overriding royalty, net profits interest, Production Payment, partnership or other interest in Oil and Gas Properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Oil and Gas Business, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists or other providers of technical services to Vanguard or any of its Restricted Subsidiaries.

“Reporting Default” means a Default described in clause (4) under “— Events of Default and Remedies.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services and any successor to the ratings business thereof.

“Senior Debt” means

(1)  all Indebtedness of Vanguard or any of its Restricted Subsidiaries outstanding under Credit Facilities and all obligations under Hedging Obligations with respect thereto;

(2)  any other Indebtedness of Vanguard or any of its Restricted Subsidiaries permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes or any Note Guarantee; and

(3)  all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include:

(1)  any intercompany Indebtedness of Vanguard or any of its Restricted Subsidiaries to Vanguard or any of its Affiliates; or

(2)  any Indebtedness that is incurred in violation of the indenture.

For the avoidance of doubt, “Senior Debt” will not include any trade payables or taxes owed or owing by Vanguard or any of its Restricted Subsidiaries.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)  any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of its Voting Stock is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)  any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to April 1, 2016; provided, however, that if the period from the redemption date to April 1, 2016, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used. Vanguard will (a) calculate the Treasury Rate on the second business day preceding the applicable redemption date and (b) prior to such redemption date file with the trustee an officers’ certificate setting forth the Applicable Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

“Unit Exchange Agreement” means that certain Unit Exchange Agreement, dated as of February 21, 2012, among Majeed S. Nami Personal Endowment Trust and Majeed S. Nami Irrevocable Trust (the “Nami Parties”), on the one hand, Vanguard Natural Gas, LLC and Vanguard (the “Vanguard Parties”), on the other, providing for the exchange of 1,900,000 common units of Vanguard held by the Nami Parties, for certain interests in Trust Energy Company, LLC and Ariana Energy, LLC held by Vanguard Natural Gas, LLC, as such agreement is in effect on the date of the indenture.

“Unrestricted Subsidiary” means any Subsidiary of Vanguard (excluding Finance Corp. but including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) that is designated by the Board of Directors of Vanguard as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)  has no Indebtedness other than Non-Recourse Debt owing to any Person other than Vanguard or any of its Restricted Subsidiaries;

(2)  except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Vanguard or any Restricted Subsidiary of Vanguard unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Vanguard or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Vanguard;

(3)  is a Person with respect to which neither Vanguard nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)  has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Vanguard or any of its Restricted Subsidiaries, except to the extent such Guarantee would be released upon such designation.

All Subsidiaries of an Unrestricted Subsidiary shall also be Unrestricted Subsidiaries.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of Capital Stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)  the then outstanding principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations (and in the case of a non-U.S. holder (as defined below), U.S. federal estate tax considerations) that may be relevant to the acquisition, ownership and disposition of the additional notes offered hereby. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this document, all of which are subject to change or different interpretations, possibly with retroactive effect. We cannot assure you that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the notes.

The new notes will be issued as additional notes under the indenture pursuant to which we issued $350 million in principal amount of our 7.875% Senior Notes due 2020. The new notes offered hereby and those previously issued notes will be treated as a single class of debt securities under the indenture and will be subject to the same information reporting for U.S. federal income tax purposes. This discussion pertains only to the notes being issued in this offering and does not apply to the notes presently outstanding under the indenture.

This discussion is limited to holders who purchase the notes for cash in this offering at the initial offering price and who hold the notes as capital assets (generally property held for investment). This discussion does not address the tax considerations arising under other U.S. federal tax laws (such as gift tax consequences, estate tax consequences to U.S. holders (as defined below)) or the laws of any foreign, state, local or other jurisdiction or any income tax treaty. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;
•	traders in securities that have elected the mark-to-market method of accounting for their securities;
•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or risk reduction transaction;
•	U.S. expatriates;
•	U.S. holders (as defined below) that hold their notes through non-U.S. brokers or other non-U.S. intermediaries;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	persons subject to the alternative minimum tax;
•	entities that are tax-exempt for U.S. federal income tax purposes; and
•	partnerships and other pass-through entities and holders of interests therein.

If an entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner of a partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering an investment in the notes, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, holding and disposing of the notes.

In certain circumstances (see “Description of Notes — Optional Redemption” and “Description of Notes  — Repurchase at the Option of Holders — Change of Control”), we may be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. However, additional income will be recognized if any such additional payment is made. It is possible that the IRS may take a different position, in which case a holder might be required to accrue interest income at a higher rate than the stated interest rate and to treat as ordinary interest income any gain realized on the taxable disposition of the note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Prospective investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

INVESTORS CONSIDERING THE PURCHASE OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AS WELL AS ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Tax Consequences to U.S. Holders

You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;
•	a corporation that was created or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Interest on the Notes

Interest on the notes (other than pre-issuance accrued interest described below) generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for United States federal income tax purposes.

Pre-Issuance Accrued Interest

A portion of the purchase price of the notes is attributable to the amount of interest accrued for the period from October 1, 2012 until the date of issuance (the “pre-issuance accrued interest”). Pre-issuance accrued interest should be excluded from your income and, when received, will reduce your tax basis in your notes.

Amortizable Bond Premium

If you purchase a note for an amount in excess of its principal amount (excluding any amount properly allocable to pre-issuance accrued interest as described above under “— Pre-Issuance Accrued Interest”), you will be treated as having purchased the note with “amortizable bond premium” equal in amount to such excess. You may elect (with respect to the note and all your other obligations with amortizable bond premium) to amortize such premium using a constant yield method over the remaining term of the note (or if it results in a smaller premium, any premium computed with reference to the amount payable on an earlier call date, as applicable) and you may offset interest income otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. If you elect to amortize any premium on the notes, you must reduce your tax basis in the notes by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the holder and may be revoked only with the consent of the IRS. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on the disposition of the note.

Disposition of the Notes

You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note equal to the difference between the proceeds you receive (excluding any proceeds attributable to accrued but unpaid interest that is not pre-issuance accrued interest, which will be taxable as ordinary interest income to the extent you have not previously included such amounts in income) and your adjusted tax basis in the note. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in the note will generally equal the amount you paid for the note less any pre-issuance accrued interest previously received and any bond premium you have previously amortized. The gain or loss will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other disposition. Long-term capital gains of individuals, estates and trusts generally are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses may be subject to limitation.

Information Reporting and Backup Withholding

Information reporting will apply to payments of interest on, and the proceeds of the sale, exchange or other disposition (including a redemption or retirement) of, notes held by you, and backup withholding may apply to such amounts unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information and appropriate claim form to the IRS.

Tax Consequences to Non-U.S. Holders

You are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of a note that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and is not a U.S. holder.

Interest on the Notes

Payments to you of interest on the notes generally will be exempt from withholding of U.S. federal income tax under the “portfolio interest” exemption if you properly certify as to your foreign status, as described below, and:

•	you do not own, actually or constructively, 10% or more of our capital or profits interests;
•	you are not a “controlled foreign corporation” that is related to us (actually or constructively);
•	you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and
•	interest on the notes is not effectively connected with your conduct of a U.S. trade or business.

You can generally meet the certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to the withholding agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to the applicable withholding agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to the withholding agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal withholding tax at a 30% rate, unless you provide the withholding agent with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefits of an income tax treaty, or the payments of interest are effectively connected with your conduct of a trade or business in the United States and you meet the certification requirements described below. (See “— Income or Gain Effectively Connected With a U.S. Trade or Business.”)

Disposition of the Notes

You generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:

•	the gain is effectively connected with the conduct by you of a U.S. trade or business; or
•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax in the manner described under “— Income or Gain Effectively Connected With a U.S. Trade or Business,” unless an applicable income tax treaty provides otherwise. If you are a non-U.S. holder described in the second bullet point above, you will generally be subject to U.S. federal income tax at a flat rate of 30% (or lower applicable treaty rate) on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses.

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the notes (excluding any pre-issuance accrued interest) or gain from the sale, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by you in the United States), then such interest income or gain will be subject to U.S. federal income tax at regular graduated income tax rates, unless an applicable income tax treaty provides otherwise. Effectively connected income will not be subject to U.S. withholding tax if you satisfy certain certification requirements by providing to us or our paying agent a properly executed IRS Form W-8ECI (or IRS Form W-8BEN if a treaty exemption applies) or successor form. If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business may also be subject to a “branch profits tax” at a 30% rate, unless an applicable income tax treaty provides for a lower rate.

Information Reporting and Backup Withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.

United States backup withholding generally will not apply to payments to you of interest on a note if the statement described in “— Tax Consequences to Non-U.S. Holders — Interest on the Notes” is duly provided or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a United States person.

Payment of the proceeds of a disposition of a note (including a redemption or retirement) effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the disposition of a note effected outside the United States by such a broker if the broker is a U.S. person or has certain relationships with the United States.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information and appropriate claim form to the IRS.

U.S. Federal Estate Tax

If you are an individual and are not a resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of your death, the notes will not be included in your estate for U.S. federal estate tax purposes provided that at the time of your death, interest on the notes owned by you qualifies for the portfolio interest exemption under the rules described above (without regard to the certification requirement required to qualify for the portfolio interest exemption).

Legislation Involving Payments to Foreign Entities

Legislation enacted in 2010 would impose a 30% withholding tax on any payments on our obligations made to a foreign financial institution or non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), and on the gross proceeds of the sale or other disposition of our obligations, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity or certifies that it does not have any substantial U.S. owners, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Although this legislation currently applies to payments made after December 31, 2012, the Treasury and the IRS have issued administrative guidance indicating that they plan to issue Treasury Regulations that will delay the effective date of the withholding regime so that withholding will only apply to payments made after December 31, 2013 (in the case of interest payments) and December 31, 2014 (in the case of disposition proceeds). Proposed Treasury regulations have been issued which, if finalized, would confirm the extension of the effective dates for withholding. Additionally, payments with respect to debt obligations that were outstanding on March 18, 2012 are not subject to these rules; however, proposed Treasury regulations not yet in effect would, if adopted, extend this grandfathering date to January 1, 2013, in which case the notes would not be subject to these rules. You are encouraged to consult with your own tax advisors regarding the possible implications of this legislation on an investment in the notes.

Additional Tax Relating to Net Investment Income

For taxable years beginning after December 31, 2012, an additional 3.8% tax will be imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” will generally include gross income from interest and net gain from the disposition of property, such as the notes, less certain deductions. You should consult with your tax advisors with respect to the imposition of this additional tax.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE EACH PROSPECTIVE INVESTOR TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

RBC Capital Markets, LLC is acting as the representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Notes
RBC Capital Markets, LLC.	$
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
RBS Securities Inc.
Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
UBS Securities LLC
BMO Capital Markets Corp.
Scotia Capital (USA) Inc.
Comerica Securities, Inc.
Lloyds Securities Inc.
Natixis Securities Americas LLC
U.S. Bancorp Investments, Inc.
Total		$200,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement.

We have agreed that, for a period of 60 days from the date of this prospectus supplement, we will not, without the prior written consent of RBC Capital Markets, LLC, offer, sell, or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by us. RBC Capital Markets, LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by the Issuers
Per note	%

We estimate that our total expenses for this offering will be $100,000.

In connection with the offering, the underwriters may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of notes than they are required to purchase in the offering.
•	Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

The notes are offered for sale only in those jurisdictions where it is legal to offer them.

There is no public market for the notes. The notes will not be listed on any securities exchange or included in any automated quotation system. The underwriters have advised us that, following completion of the offering of the notes, they intend to make a market in the notes, as permitted by applicable law. The underwriters are not obligated, however, to make a market in the notes, and may discontinue any market-making activities at any time without notice, in their sole discretion. If the underwriters cease to act as a market-maker for the notes for any reason, there can be no assurance that another firm or person will make a market in the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for these notes.

Affiliations/Conflicts of Interest/FINRA Rules

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. Additionally, an affiliate of Citigroup Global Markets Inc. is the administrative agent under our Reserve-Based Credit Facility, for which it receives customary compensation and indemnity. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, certain of the underwriters and their affiliates are lenders under our Reserve-Based Credit Facility and will receive a portion of the proceeds from this offering through the repayment of indebtedness thereunder.

Because the Financial Industry Regulatory Authority, or FINRA, views our common units as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Sales Outside of the United States

The notes are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of our notes directly or indirectly, or distribute this prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

This prospectus supplement and the accompanying prospectus are only being distributed in the United Kingdom to, and are only directed at, (a) investment professionals falling within both Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) and Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “General Promotion Order”), and (b) high net worth companies and other persons falling with both Article 22(2)(a) to (d) of the CIS Promotion Order and Article 49(2)(a) to (d) of the General Promotion Order (all such persons together being referred to as “relevant persons”).

Notice to Prospective Investors in Japan

The notes offered in this prospectus have not been and will not be registered under the Securities and Exchange Law of Japan and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, regulations and ministerial guidelines of Japan.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate an amount of notes to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA
•	where no consideration is or will be given for the transfer; or
•	where the transfer is by operation of law.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the notes described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the notes has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or
•	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The notes may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

The notes may not and will not be publicly offered, distributed or re-distributed in or from Switzerland and neither this prospectus nor any other solicitation for investments in the notes may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations. The notes are not a collective investment within the meaning of the Federal Collective Investment Schemes Act of June 23, 2006 (Bundesgesetz über die kollektiven Kapitalanlagen, KAG). This prospectus may not be copied, reproduced, distributed or passed on to others without the prior written consent of RBC Capital Markets, LLC. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 27 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of the notes on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The notes offered hereby have not been and will not be registered with the Swiss Federal Financial Market Supervisory Authority (FINMA) and have not been and will not be authorized under the Federal Collective Investment Schemes Act of June 23, 2006 (Bundesgesetz über die kollektiven Kapitalanlagen, KAG). The investor protection afforded by the Federal Collective Investment Schemes Act (Bundesgesetz über die kollektiven Kapitalanlagen, KAG) does not extend to the acquirers of the notes.

Notice to Prospective Investors in Dubai International Financial Centre

This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The notes which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the notes offered in this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the notes offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas. Members of Vinson & Elkins L.L.P. involved in this offering own an aggregate of 2,200 of our common units.

EXPERTS

The consolidated financial statements of Vanguard Natural Resources, LLC and its subsidiaries as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, management’s assessment of the effectiveness of Vanguard Natural Resources, LLC and its subsidiaries’ internal control over financial reporting as of December 31, 2011, the statements of revenues and direct operating expenses of the properties Vanguard acquired from a private seller for each of the years in the two-year period ended December 31, 2009, which appear in Vanguard’s Current Report on Form 8-K/A filed with the SEC on May 12, 2010, and the statement of revenues and direct operating expenses of the oil and gas properties purchased from a private seller for the year ended December 31, 2010, which appear in Vanguard’s Current report on Form 8-K/A filed with the SEC on September 16, 2011, incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of BDO USA, LLP (formerly known as BDO Seidman, LLP), an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Encore Energy Partners LP as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, appearing in Vanguard Natural Resources, LLC’s Current Report on Form 8-K/A filed with the SEC on January 9, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Antero Resources Corporation as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011, appearing in Vanguard Natural Resources, LLC’s Current Report on Form 8-K/A filed with the SEC on July 13, 2012, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The information incorporated herein by reference regarding estimated quantities of our proved reserves and Antero Resources Corporation’s proved reserves, each as of December 31, 2011, was prepared or derived from estimates prepared by DeGolyer and MacNaughton, independent reserve engineers. These estimates are incorporated herein by reference in reliance upon the authority of such firm as experts in these matters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at www.sec.gov. We also make available free of charge on our website, at www.vnrllc.com, all materials that we file electronically with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports, as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Additionally, you can obtain information about us through the New York Stock Exchange, www.nyse.com, on which our common units are listed.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC.

We incorporate by reference in this prospectus supplement the documents listed below, excluding information deemed to be furnished and not filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 5, 2012, as amended by our Amendment No. 1 on Form 10-K/A filed on September 11, 2012;
•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012 filed on May 4, 2012, and for the quarter ended June 30, 2012 filed on August 3, 2012;
•	Our Current Reports on Form 8-K filed on January 24, 2012, February 29, 2012, April 4, 2012, May 12, 2012, May 23, 2012, June 4, 2012, June 15, 2012, July 5, 2012, July 10, 2012, August 3, 2012, August 6, 2012 and September 17, 2012;
•	Our Current Reports on Form 8-K/A filed on May 12, 2010, September 16, 2011, January 9, 2012, March 26, 2012 and July 13, 2012; and
•	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and before the termination of this offering.

You may obtain any of the documents incorporated by reference in this prospectus supplement or the accompanying prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus supplement and the accompanying prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.vnrllc.com, or by writing or calling us at the address set forth below. Information on our website is not incorporated into this prospectus supplement, the accompanying prospectus or our other securities filings and is not a part of this prospectus supplement or the accompanying prospectus.

Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057
Attention: Investor Relations
Telephone: (832) 327-2255

PROSPECTUS

Vanguard Natural Resources, LLC
VNR Finance Corp.

Common Units
Debt Securities

We may offer and sell the securities described in this prospectus from time to time in one or more classes or series and in amounts, at prices and on terms to be determined by market conditions at the time of our offerings. VNR Finance Corp. may act as co-issuer of the debt securities and other subsidiaries of Vanguard Natural Resources, LLC may guarantee the debt securities.

This prospectus covers the offering for resale from time to time, in one or more offerings, of up to 3,137,255 common units owned by the selling unitholder, Denbury Onshore, LLC, a subsidiary of Denbury Resources Inc. (“Denbury”). These common units were obtained by the selling unitholder as partial consideration for our acquisition of all of the member interests in Encore Energy Partners GP LLC, the general partner of Encore Energy Partners LP (“ENP”), and certain common units representing limited partnership interests in ENP from subsidiaries of Denbury. We will not receive any proceeds from the sale of these common units by the selling unitholder. For a more detailed discussion of the selling unitholder, please read “Selling Unitholder.”

We and the selling unitholder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these common units and debt securities and the general manner in which we will offer the common units and debt securities. The specific terms of any common units and debt securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the common units and debt securities.

Investing in our common units and debt securities involves risks. Limited liability companies are inherently different from corporations. You should carefully consider the risk factors described under “Risk Factors” beginning on page 5 of this prospectus before you make an investment in our securities.

Our common units are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “VNR.” We will provide information in the prospectus supplement for the trading market, if any, for any debt securities we may offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 18, 2012.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. We are required, under certain circumstances, to update, supplement or amend this prospectus to reflect material developments in our business, financial position and results of operations and may do so by an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission (the “SEC”) incorporated by reference in this prospectus.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we and VNR Finance Corp. have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus generally describes Vanguard Natural Resources, LLC and the securities. Each time we sell securities with this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. Each time the selling unitholder sells any common units offered by this prospectus, the selling unitholder is required to provide you with this prospectus and the related prospectus supplement containing specific information about the selling unitholder and the terms of the common units being offered in the manner required by the Securities Act. Any prospectus supplement may also add to, update or change information contained in this prospectus. To the extent information in this prospectus is inconsistent with the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement. The information in this prospectus is accurate as of its date. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Before you invest in our securities, you should carefully read this prospectus, including the “Risk Factors,” any prospectus supplement, the information incorporated by reference in this prospectus and any prospectus supplement (including the documents described under the heading “Where You Can Find More Information” in both this prospectus and any prospectus supplement), and any additional information you may need to make your investment decision.

ii

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.vnrllc.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made by Vanguard Natural Resources, LLC with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished and not filed with the SEC) on or after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement until all offerings under the shelf registration statement are completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010;
•	ENP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010;
•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011;
•	Our Current Reports on Form 8-K filed on January 3, 2011, February 28, 2011, March 25, 2011, April 21, 2011, June 9, 2011, June 23, 2011 (as amended by our Current Reports on Form 8-K/A filed on August 3, 2011 and September 16, 2011), July 11, 2011, September 12, 2011, October 5, 2011 and December 2, 2011 (as amended by our Current Report on Form 8-K/A filed on January 9, 2012);
•	Our Current Report on Form 8-K/A filed on May 12, 2010;
•	Our Proxy Statement under Section 14(a) of the Exchange Act filed on October 31, 2011 with respect to the solicitation of proxies for the special meeting of unitholders; and
•	The description of our common units in our Registration Statement on Form 8-A filed on May 6, 2009 and any subsequent amendment thereto filed for the purpose of updating such description.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.vnrllc.com, or by writing or calling us at the following address:

Vanguard Natural Resources, LLC
Attn.: Investor Relations
5847 San Felipe, Suite 3000
Houston, Texas 77057
832-327-2255
investorrelations@vnrllc.com

FORWARD-LOOKING STATEMENTS

The statements contained in or incorporated by reference into this prospectus, other than statements of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include, without limitation, all statements as to the production of oil, natural gas, natural gas liquids (“NGLs”), product price, oil, natural gas and NGLs reserves, drilling and completion results, capital expenditures and other such matters. These statements relate to events and/or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements or the industry in which we operate to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

These risks and other factors include those listed under the section entitled “Risk Factors” and those described elsewhere in this prospectus, as well Item 1A. “Risk Factors” in our most recent annual report on Form 10-K and Item 1A.of Part II “Risk Factors” in our subsequent quarterly reports on Form 10-Q.

In some cases, you can identify forward-looking statements by our use of terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “intends,” “predicts,” “potential” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Factors that could affect our actual results and could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, the following:

•	the volatility of realized oil, natural gas and NGLs prices;
•	the potential for additional impairment due to future declines in oil, natural gas and NGLs prices;
•	uncertainties about the estimated quantities of oil, natural gas and NGLs reserves, including uncertainties about the effects of the SEC’s rules governing reserve reporting;
•	the conditions of the capital markets, liquidity, general economic conditions, interest rates and the availability of credit to support our business requirements;
•	the discovery, estimation, development and replacement of oil, natural gas and NGLs reserves;
•	our business and financial strategy;
•	our future operating results;
•	our drilling locations;
•	technology;
•	our cash flow, liquidity and financial position;
•	the timing and amount of our future production of oil, natural gas and NGLs;
•	our operating expenses, general and administrative costs, and finding and development costs;
•	the availability of drilling and production equipment, labor and other services;
•	our prospect development and property acquisitions;
•	the marketing of oil, natural gas and NGLs;
•	competition in the oil, natural gas and NGLs industry;
•	the impact of weather and the occurrence of natural disasters such as fires, floods, hurricanes, earthquakes and other catastrophic events and natural disasters;
•	governmental regulation of the oil, natural gas and NGLs industry;
•	environmental regulations;

•	the effect of legislation, regulatory initiatives and litigation related to climate change;
•	developments in oil-producing and natural gas-producing countries; and
•	our strategic plans, objectives, expectations and intentions for future operations.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform prior statements to actual results.

ABOUT VANGUARD NATURAL RESOURCES, LLC AND VNR FINANCE CORP.

We are a publicly traded limited liability company focused on the acquisition and development of mature, long-lived oil and natural gas properties in the United States. Our primary business objective is to generate stable cash flows to allow us to make quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions through the acquisition of new oil and natural gas properties. Our properties and oil and natural gas reserves are primarily located in seven operating areas:

•	the Permian Basin in West Texas and New Mexico;
•	South Texas;
•	the southern portion of the Appalachian Basin, primarily in southeast Kentucky and northeast Tennessee;
•	Mississippi;
•	the Big Horn Basin in Wyoming and Montana;
•	the Williston Basin in North Dakota and Montana; and
•	the Arkoma Basin in Arkansas and Oklahoma.

VNR Finance Corp. was incorporated under the laws of the State of Delaware in October of 2007, is wholly owned by Vanguard Natural Resources, LLC, and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities are limited to co-issuing debt securities and engaging in other activities incidental thereto.

For purposes of this prospectus, unless the context clearly indicates otherwise, “we,” “us,” “our,” “Vanguard Natural Resources” and similar terms refer to Vanguard Natural Resources, LLC and its subsidiaries.

Our executive offices are located at 5847 San Felipe, Suite 3000, Houston, Texas 77057 and our telephone number is (832) 327-2255.

For additional information as to our business, properties and financial condition please refer to the documents cited in “Where You Can Find More Information.”

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus, including those in Item 1A. “Risk Factors” in our most recent annual report on Form 10-K and Item 1A. of Part II “Risk Factors” in our subsequent quarterly reports on Form 10-Q, in evaluating an investment in our securities. If any of these risks were to occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our securities could decline and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this prospectus for general corporate purposes, which may include repayment of indebtedness, the acquisition of businesses and other capital expenditures and additions to working capital. We will not receive any proceeds from the sale of the selling unitholder’s common units.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges	6.44	3.88	(a)	(a)	1.31	4.51

For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income from continuing operations available to Vanguard unitholders plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(a)	In the years ended December 31, 2009 and 2008, earnings were inadequate to cover fixed charges by approximately $95.7 million and $3.8 million, respectively. The shortfalls for the years ended December 31, 2009 and 2008 were principally the result of non-cash natural gas and oil property impairment charges of $110.2 million and $58.9 million, respectively.

SELLING UNITHOLDER

This prospectus covers the offering for resale from time to time, in one or more offerings, of up to 3,137,255 common units owned by the selling unitholder, Denbury Onshore, LLC, a subsidiary of Denbury Resources Inc. (“Denbury”). These common units were obtained by the selling unitholder as partial consideration for our acquisition of all of the member interests in Encore Energy Partners GP LLC, the general partner of ENP, and certain common units representing limited partnership interests in ENP from subsidiaries of Denbury.

The following table sets forth information relating to the selling unitholder as of January 17, 2012, based on information supplied to us by the selling unitholder on or prior to that date. We have not sought to verify such information. Information concerning selling unitholders may change over time, including by the addition of additional selling unitholders. If necessary, we will supplement this prospectus accordingly. The selling unitholder may hold or acquire at any time common units in addition to those offered by this prospectus and may have acquired additional common units since the date on which the information reflected herein was provided to us. In addition, the selling unitholder may have sold, transferred or otherwise disposed of some or all of its common units since the date on which the information reflected herein was provided to us and may in the future sell, transfer or otherwise dispose of some or all of its common units in private placement transactions exempt from or not subject to the registration requirements of the Securities Act.

	Common Units Owned Prior to Offering		Common Units That May Be Offered	Common Units Owned After Offering
Selling Unitholder	Number of Common Units	Percentage(2)		Number of Common Units	Percentage(2)
Denbury Onshore, LLC.	3,137,255	6%	3,137,255	—	—

(1)	Assumes the sale of all common units held by such selling unitholder offered by this prospectus.
(2)	Based on 48,343,604 common units outstanding as of January 17, 2012.

Each time the selling unitholder sells any common units offered by this prospectus, the selling unitholder is required to provide you with this prospectus and the related prospectus supplement containing specific information about the selling unitholder and the terms of the common units being offered in the manner required by the Securities Act. Such prospectus supplement will set forth the following information with respect to the selling unitholder:

•	the name of the selling unitholder;
•	the nature of any position, office or any other material relationship that the selling unitholder has had within the last three years with us or any of our affiliates;
•	the number of common units owned by the selling unitholder prior to the offering;
•	the number of common units to be offered for the selling unitholder’s account; and
•	the number of and (if one percent or greater) the percentage of common units to be owned by the selling unitholder after the completion of the offering.

DESCRIPTION OF OUR DEBT SECURITIES

General

The debt securities will be:

•	our direct general obligations, either secured or unsecured;
•	either senior debt securities or subordinated debt securities; and
•	issued under separate indentures among us, any subsidiary guarantors and a trustee.

Vanguard Natural Resources, LLC may issue debt securities in one or more series, and VNR Finance Corp. may be a co-issuer of one or more series of such debt securities. VNR Finance Corp. was incorporated under the laws of the State of Delaware in April 2009, is wholly owned by Vanguard Natural Resources, LLC and has no material assets or any liabilities other than as a co-issuer of our debt securities. Its activities are limited to co-issuing our debt securities and engaging in other activities incidental thereto. When used in this section “Description of Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Vanguard Natural Resources, LLC and VNR Finance Corp., and the terms “Vanguard” and “VNR Finance” refer strictly to Vanguard Natural Resources, LLC and VNR Finance Corp., respectively.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of each indenture is filed as an exhibit to the registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indentures.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the guarantors of the debt securities, if any;
•	whether the debt securities are senior or subordinated debt securities;
•	the title of the debt securities;
•	the total principal amount of the debt securities;
•	the denominations in which the debt securities are issuable, if other than $1,000 and any integral multiple thereof;
•	the assets, if any, that are pledged as security for the payment of the debt securities;
•	whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depositary on behalf of holders;
•	the prices at which we will issue the debt securities;
•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;
•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;
•	the dates on which the principal of the debt securities will be payable;
•	the interest rate (if any) that the debt securities will bear and the interest payment dates for the debt securities;
•	any conversion or exchange provisions;
•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;
•	any changes to or additional events of default or covenants; and
•	any other terms of the debt securities.

We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

Guarantees

If specified in the prospectus supplement respecting a series of debt securities, the subsidiaries of Vanguard specified in the prospectus supplement will unconditionally guarantee to each holder and the trustee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. If a series of debt securities is guaranteed, such series will be guaranteed by substantially all of the domestic subsidiaries of Vanguard. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee and the conditions under which guarantees may be released.

The guarantees will be general obligations of the guarantors. Guarantees of subordinated debt securities will be subordinated to the Senior Indebtedness of the guarantors on the same basis as the subordinated debt securities are subordinated to the Senior Indebtedness of Vanguard.

Consolidation, Merger or Asset Sale

Each indenture will, in general, allow us to consolidate or merge with or into another domestic entity. It will also allow each issuer to sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of the issuer’s responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the issuer’s covenants in the indenture.

However, each indenture will impose certain requirements with respect to any consolidation or merger with or into an entity, or any sale, lease, transfer or other disposition of all or substantially all of an issuer’s assets, including:

•	the remaining or acquiring entity must be organized under the laws of the United States, any state or the District of Columbia; provided that VNR Finance may not merge, amalgamate or consolidate with or into another entity other than a corporation satisfying such requirement for so long as Vanguard is not a corporation;
•	the remaining or acquiring entity must assume our obligations under the indenture; and
•	immediately after giving effect to the transaction, no Default or Event of Default (as defined under “— Events of Default and Remedies” below) may exist.

The remaining or acquiring entity will be substituted for the issuer in the indenture with the same effect as if it had been an original party to the indenture, and the issuer will be relieved from any further obligations under the indenture.

No Protection in the Event of a Change of Control

Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

Modification of Indentures

We may supplement or amend an indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series issued under the indenture affected by the supplement or amendment consent to it. Further, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be supplemented or amended without the consent of each holder affected. Without the consent of each outstanding debt security affected, no modification of the indenture or waiver may:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment, supplement or waiver;
•	reduce the principal of or extend the fixed maturity of any debt security;
•	reduce the premium payable upon redemption or change the time of the redemption of the debt securities;
•	reduce the rate of or extend the time for payment of interest on any debt security;
•	waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities or a Default of Event of Default in respect of a provision that cannot be amended without the consent of each affected holder;
•	except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;
•	make any debt security payable in currency other than that stated in such debt security;
•	in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;
•	make any change in the provisions of the indenture relating to waivers of past Defaults or Event of Default; or the rights of holders of debt securities to receive payments of principal of or premium, if any, or interest on the debt securities;
•	make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

We may supplement or amend an indenture without the consent of any holders of the debt securities in certain circumstances, including:

•	to provide for the assumption of an issuer’s or guarantor’s obligations to holders of debt securities in the case of a merger or consolidation or disposition of all or substantially all of such issuer’s or guarantor’s assets;
•	to add any additional covenants and related Events of Default;
•	to cure any ambiguity, defect or inconsistency;
•	to secure the debt securities and/or the guarantees;
•	in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of Senior Indebtedness of Vanguard;
•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;
•	to add or release guarantors pursuant to the terms of the indenture;
•	to make any changes that do not adversely affect the rights under the indenture of any holder of debt securities;

•	to evidence or provide for the acceptance of appointment under the indenture of a successor trustee; or
•	to establish the form of terms of any series of debt securities.

Events of Default and Remedies

“Event of Default,” when used in an indenture, will mean any of the following with respect to the debt securities of any series:

•	failure to pay when due the principal of or any premium on any debt security of that series, whether or not, in the case of subordinated debt securities, the subordination provisions of the indenture prohibit such payment;
•	failure to pay, within 30 days of the due date, interest on any debt security of that series, whether or not, in the case of subordinated debt securities, the subordination provisions of the indenture prohibit such payment;
•	failure to pay when due any sinking fund payment with respect to any debt securities of that series, whether or not, in the case of subordinated debt securities, the subordination provisions of the indenture prohibit such payment;
•	failure on the part of the issuers to comply with the covenant described under “— Consolidation, Merger or Asset Sale”;
•	failure to perform any other covenant in the indenture that continues for 60 days after written notice is given to the issuers;
•	certain events of bankruptcy, insolvency or reorganization of an issuer; or
•	any other Event of Default provided under the terms of the debt securities of that series.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an Event of Default described in the sixth bullet point above occurs, the entire principal of, premium, if any, and accrued interest on, all debt securities then outstanding will be due and payable immediately, without any declaration or other act on the part of the trustee or any holders. If any other Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority in the aggregate principal amount of the debt securities of that series can rescind the declaration.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnification, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for that series of debt securities.

No Limit on Amount of Debt Securities

Neither indenture will limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. Each indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

We will issue debt securities of a series only in registered form, without coupons, unless otherwise indicated in the prospectus supplement.

Minimum Denominations

Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or an integral multiple thereof.

No Personal Liability

None of the past, present or future partners, incorporators, managers, members, directors, officers, employees, unitholders or stockholders of either issuer or any guarantor will have any liability for the obligations of the issuers or any guarantors under either indenture or the debt securities or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however, and it is the view of the SEC that such a waiver is against public policy.

Payment and Transfer

The trustee will initially act as paying agent and registrar under each indenture. The issuers may change the paying agent or registrar without prior notice to the holders of debt securities, and the issuers or any of their subsidiaries may act as paying agent or registrar.

If a holder of debt securities has given wire transfer instructions to the issuers, the issuers will make all payments on the debt securities in accordance with those instructions. All other payments on the debt securities will be made at the corporate trust office of the trustee, unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

The trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that transaction.

We will not be required to:

•	issue, register the transfer of, or exchange any debt securities of a series either during a period of 15 days prior to the mailing of notice of redemption of that series; or
•	register the transfer of or exchange any debt security called for redemption, except the unredeemed portion of any debt security we are redeeming in part.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of our Senior Indebtedness. The definition of “Designated Senior Indebtedness” and “Senior Indebtedness” will be set forth in the prospectus supplement. If the subordinated debt securities are guaranteed by any of the subsidiaries of Vanguard, then the guarantees will be subordinated on like terms.

Payment Blockages

The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property (or any guarantor or its property) is involved in any liquidation, bankruptcy or similar proceeding;
•	we fail to pay the principal, interest, any premium or any other amounts on any of our Senior Indebtedness within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or
•	any other default on any of our Designated Senior Indebtedness occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that we or any guarantor may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the trustee as custodian for The Depository Trust Company, New York, New York (“DTC”). This means that we will not issue certificates to each holder, except in the limited circumstances described below. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s Rating Services’ highest rating: AAA. The DTC rules applicable to its Direct Participants are on file with the SEC.

We will wire all payments on the global debt securities to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global debt securities for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

We understand that it is DTC’s current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by Direct and Indirect Participants to owners of beneficial interests in the global debt securities, and voting by Direct and Indirect Participants, will be governed by the customary practices between the Direct and Indirect Participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the Direct and Indirect Participants and not of DTC, the trustee or us.

Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be eligible or in good standing under applicable law and in either event a successor depositary is not appointed by us within 90 days; or
•	an Event of Default occurs and DTC notifies the trustee of its decision to exchange the global debt security for certificated debt securities.

Satisfaction and Discharge; Defeasance

Each indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

(a)  either:

(1)  all outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the trustee for cancellation; or

(2)  all outstanding debt securities of that series that have not been delivered to the trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee and in any case we have irrevocably deposited or caused to be irrevocably deposited with the trustee as trust funds in trust cash sufficient to pay and discharge the entire indebtedness of such debt securities not delivered to the trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit (in the case of debt securities that have been due and payable) or the stated maturity or redemption date;

(b)  we have paid or caused to be paid all other sums payable by us under the indenture with respect to that series; and

(c)  we have delivered an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The debt securities of a particular series will be subject to legal or covenant defeasance to the extent, and upon the terms and conditions, set forth in the prospectus supplement.

Governing Law

Each indenture and all of the debt securities will be governed by the laws of the State of New York.

The Trustee

We will enter into the indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities. We may maintain a banking relationship in the ordinary course of business with our trustee and one or more of its affiliates.

Resignation or Removal of Trustee

If the trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the trustee must either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series.

Limitations on Trustee if It Is Our Creditor

Each indenture will contain certain limitations on the right of the trustee, in the event that it becomes a creditor of an issuer or a guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Certificates and Opinions to Be Furnished to Trustee

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee must be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

DESCRIPTION OF OUR COMMON UNITS

Our common units represent limited liability company interests in us. The holders of common units are entitled to participate in cash distributions and exercise the rights or privileges available to unitholders under our limited liability company agreement.

Our outstanding common units are listed on the NYSE under the ticker symbol “VNR.” Any additional common units we issue will also be listed on the NYSE. The transfer agent and registrar for our common units is Computershare Trust Company, N.A., or Computershare.

Our Limited Liability Company Agreement

Holders of our common units are entitled to participate in cash distributions and exercise the rights or privileges available to them under our limited liability company agreement. A copy of our limited liability company agreement is included in our other SEC filings and incorporated by reference in this prospectus.

Cash Distribution Policy

Our limited liability company agreement, as amended, provides for the distribution of available cash on a quarterly basis. Available cash for any quarter consists of cash on hand at the end of that quarter, plus working capital borrowings made after the end of the quarter, less cash reserves, which may include reserves to provide for our future operations, future capital expenditures, future debt service requirements and future cash distributions to our unitholders. The amount of available cash is determined by our board of directors for each calendar quarter of our operations. Our limited liability company agreement may only be amended with the approval of a unit majority.

Timing of Distributions

We pay distributions on our common units approximately 45 days after March 31, June 30, September 30 and December 31 to unitholders of record on the applicable record date.

Issuance of Additional Units

Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and rights to buy securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. It is possible that we will fund acquisitions or other initiatives through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units and holders of other equity securities entitled to participate in our distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets. In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our board of directors, may have special voting rights to which the common units are not entitled. The holders of common units do not have preemptive rights to acquire additional common units or other securities.

Voting Rights

Our common unitholders have the right to vote with respect to the election of our board of directors, certain amendments to our limited liability company agreement, the merger of our company or the sale of all or substantially all of our assets, and the dissolution of our company.

Transfer Agent and Registrar

Computershare serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;
•	special charges for services requested by a holder of a unit; and
•	other similar fees or charges.

There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our limited liability company agreement, each transferee of common units shall be admitted as a unitholder with respect to the common units transferred when such transfer and admission is reflected on our books and records. Additionally, each transferee of common units:

•	becomes the record holder of the common units;
•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed our limited liability company agreement;
•	represents that the transferee has the capacity, power and authority to enter into the limited liability company agreement;
•	grants powers of attorney to our officers and the liquidator of our company as specified in the limited liability company agreement; and
•	makes the consents and waivers contained in our limited liability company agreement.

An assignee will become a unitholder of our company for the transferred common units upon the recording of the name of the assignee on our books and records.

Until a unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

Our limited liability company agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter less the amount of cash reserves established by our board of directors to:

•	provide for the proper conduct of our business (including reserves for acquisitions of additional oil and natural gas properties, future capital expenditures, future debt service requirements and anticipated credit needs);
•	comply with applicable law, any of our debt instruments or other agreements; or
•	provide funds for distribution to our unitholders for any one or more of the next four quarters;

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are generally borrowings that will be made under our reserve based credit facility and in all cases are used solely for working capital purposes or to pay distributions to unitholders.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our limited liability company agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders in the same manner as we allocate gain or loss upon liquidation.

DESCRIPTION OF OUR LIMITED LIABILITY COMPANY AGREEMENT

The following is a summary of the material provisions of our limited liability company agreement. We will provide prospective investors with a copy of the form of this agreement upon request at no charge.

We summarize the following provisions of our limited liability company agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Cash Distribution Policy.”
•	with regard to the transfer of units, please read “Description of our Common Units — Transfer of Common Units.”
•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization

Our company was formed in October 2006 and will remain in existence until dissolved in accordance with our limited liability company agreement.

Purpose

Under our limited liability company agreement, we are permitted to engage, directly or indirectly, in any activity that our board of directors approves and that a limited liability company organized under Delaware law lawfully may conduct; provided, that our board of directors shall not cause us to engage, directly or indirectly, in any business activities that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our board of directors has the ability to cause us and our operating subsidiaries to engage in activities other than the exploitation, development and production of oil and natural gas reserves, our board of directors has no current plans to do so. Our board of directors is authorized in general to perform all acts it deems to be necessary or appropriate to carry out our purposes and to conduct our business.

Fiduciary Duties

Our limited liability company agreement provides that our business and affairs shall be managed under the direction of our board of directors, which shall have the power to appoint our officers. Our limited liability company agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or DGCL. Finally, our limited liability company agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed by our officers and directors to us and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively. Our limited liability company agreement permits affiliates of our directors to invest or engage in other businesses or activities that compete with us. In addition, our limited liability company agreement establishes a conflicts committee of our board of directors, consisting solely of independent directors, which will upon referral from our board of directors be authorized to review transactions involving potential conflicts of interest. If the conflicts committee approves such a transaction, or if a transaction is on terms generally available from third parties or an action is taken that is fair and reasonable to the company, you will not be able to assert that such approval constituted a breach of fiduciary duties owed to you by our directors and officers.

Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney

By purchasing a common unit in us, you will be admitted as a unitholder of our company and will be deemed to have agreed to be bound by the terms of our limited liability company agreement. Pursuant to our limited liability company agreement, each unitholder and each person who acquires a unit from a unitholder grants to our board of directors (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our limited liability company agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Limited Liability

Unlawful Distributions.  The Delaware Limited Liability Company Act, or the Delaware Act, provides that a unitholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware Act, a limited liability company may not make a distribution to a unitholder if, after the distribution, all liabilities of the company, other than liabilities to unitholders on account of their membership interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware Act, an assignee who becomes a substituted unitholder of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time he became a unitholder and that could not be ascertained from the limited liability company agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business.  Our subsidiaries conduct business only in the states of Arkansas, Kentucky, Mississippi, Montana, New Mexico, North Dakota, Oklahoma, Tennessee, Texas and Wyoming. In the future, we may decide to conduct business in other states, and maintenance of limited liability for us, as a member of our operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of unitholders for the obligations of a limited liability company have not been clearly established in many jurisdictions. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our unitholders.

Voting Rights

The following matters require the unitholder vote specified below:

Election of members of the board of directors	We currently have five directors. Our limited liability company agreement provides that we shall maintain a board of not less than three members. Holders of our units, voting together as a single class, elect our directors. Please read “— Election of Members of Our Board of Directors.”
Issuance of additional units	No approval right.
Amendment of the limited liability company agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of Our Limited Liability Company Agreement.”
Merger of our company or the sale of all or substantially all of our assets	Unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”
Dissolution of our company	Unit majority. Please read “— Termination and Dissolution.”

Matters requiring the approval of a “unit majority” require the approval of a majority of the outstanding units.

Issuance of Additional Securities

Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and authorizes us to buy securities for the consideration and on the terms and conditions determined by our board of directors without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our distributions of available cash. In addition, the issuance of additional units or other equity securities may dilute the value of the interests of the then-existing holders of units in our net assets.

In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our board of directors, may have special voting or other rights to which the units are not entitled.

The holders of units will not have preemptive or preferential rights to acquire additional units or other securities.

Election of Members of Our Board of Directors

At our annual meeting of unitholders, members of our board of directors were elected by our unitholders and will be subject to re-election on an annual basis at our next annual meeting of unitholders.

Removal of Members of Our Board of Directors

Any director may be removed, with or without cause, by the holders of a majority of the outstanding units then entitled to vote at an election of directors.

Amendment of Our Limited Liability Company Agreement

General.  Amendments to our limited liability company agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment, other than the amendments discussed below, our board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our unitholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments.  No amendment may be made that would:

•	enlarge the obligations of any unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected;
•	provide that we are not dissolved upon an election to dissolve our company by our board of directors that is approved by a unit majority;
•	change the term of existence of our company; or
•	give any person the right to dissolve our company other than our board of directors’ right to dissolve our company with the approval of a unit majority.

The provision of our limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding units, voting together as a single class.

No Unitholder Approval.  Our board of directors may generally make amendments to our limited liability company agreement without the approval of any unitholder or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;
•	the admission, substitution, withdrawal or removal of members in accordance with our limited liability company agreement;

•	a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that neither we, our operating subsidiaries nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;
•	an amendment that is necessary, in the opinion of our counsel, to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;
•	any amendment expressly permitted in our limited liability company agreement to be made by our board of directors acting alone;
•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our limited liability company agreement;
•	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our limited liability company agreement;
•	a change in our fiscal year or taxable year and related changes;
•	a merger, conversion or conveyance effected in accordance with the limited liability company agreement; and
•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make amendments to our limited liability company agreement without the approval of any unitholder or assignee if our board of directors determines that those amendments:

•	do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;
•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
•	are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our unitholders;
•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our limited liability company agreement; or
•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our limited liability company agreement or are otherwise contemplated by our limited liability company agreement.

Opinion of Counsel and Unitholder Approval.  Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our unitholders or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to our limited liability company agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder of our company.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our board of directors is generally prohibited, without the prior approval of the holders of a unit majority from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our board of directors may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.

If the conditions specified in the limited liability company agreement are satisfied, our board of directors may merge our company or any of its subsidiaries into, or convey all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a company until terminated under our limited liability company agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by the holders of a unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of our company and our subsidiaries; or (3) the entry of a decree of judicial dissolution of our company.

Liquidation and Distribution of Proceeds

Upon our dissolution, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to our unitholders.

Anti-Takeover Provisions

Our limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of our company without the approval of our board of directors. Specifically, our limited liability company agreement provides that we will elect to have Section 203 of the DGCL apply to transactions in which an interested common unitholder (as described below) seeks to enter into a merger or business combination with us. Under this provision, such a holder will not be permitted to enter into a merger or business combination with us unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the common unitholder’s becoming an interested common unitholder;
•	upon consummation of the transaction that resulted in the common unitholder becoming an interested common unitholder, the interested common unitholder owned at least 85% of our outstanding common units at the time the transaction commenced, excluding for purposes of determining the number of common units outstanding those common units owned:
•	by persons who are directors and also officers; and
•	by employee common unit plans in which employee participants do not have the right to determine confidentially whether common units held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our common unitholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting common units that are not owned by the interested common unitholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested common unitholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested common unitholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any common units of the company to the interested common unitholder;
•	any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested common unitholder; or
•	the receipt by the interested common unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

In general, by reference to Section 203, an “interested common unitholder” is any person or entity that beneficially owns (or within three years did own) 15% or more of the outstanding common units of the company and any entity or person affiliated with or controlling or controlled by such entity or person.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for common units held by common unitholders.

Our limited liability agreement also restricts the voting rights of common unitholders by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than persons who acquire such units with the prior approval of the board of directors, cannot vote on any matter.

Limited Call Right

If at any time any person owns more than 90% of the then-issued and outstanding membership interests of any class, such person will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by our management, on at least 10 but not more than 60 days’ notice. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or
•	the closing market price as of the date three days before the date the notice is mailed.

As a result of this limited call right, a holder of membership interests in our company may have his membership interests purchased at an undesirable time or price. Please read “Risk Factors — Risks Related to Our Structure.” The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Material Tax Consequences — Disposition of Units.”

Meetings; Voting

All notices of meetings of unitholders shall be sent or otherwise given in accordance with Section 11.4 of our limited liability company agreement not less than 10 nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of unitholders.

Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a unitholder, shall be voted at the written direction of the record holder by a proxy designated by our board of directors. Absent direction of this kind, the units will not be voted, except that units held by us on behalf of non-citizen assignees shall be voted in the same ratios as the votes of unitholders on other units are cast.

Any action required or permitted to be taken by our unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such unitholders.

Meetings of the unitholders may only be called by a majority of our board of directors. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional units having special voting rights could be issued. Please read “— Issuance of Additional Securities.” Units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our limited liability company agreement will be delivered to the record holder by us or by the transfer agent.

Non-Citizen Assignees; Redemption

If we or any of our subsidiaries are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our board of directors, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any unitholder or assignee, we may redeem, upon 30 days’ advance notice, the units held by the unitholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of directors may require each unitholder or assignee to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of directors determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted unitholder, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of any or our affiliates. Additionally, we shall indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person is or was an employee (other than an officer) or agent of our company.

Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of unitholders can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right To Inspect Our Books and Records

Our limited liability company agreement provides that a unitholder can, for a purpose reasonably related to his interest as a unitholder, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each unitholder;
•	a copy of our tax returns;
•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each unitholder and the date on which each became a unitholder;
•	copies of our limited liability company agreement, the certificate of formation of the company, related amendments and powers of attorney under which they have been executed;
•	information regarding the status of our business and financial condition; and
•	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from our unitholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our best interests, information that could damage our company or our business, or information that we are required by law or by agreements with a third-party to keep confidential.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations promulgated thereunder (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Vanguard Natural Resources, LLC and our limited liability company operating subsidiaries.

This section does not address all federal income tax matters that affect unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currency is the U.S. dollar and who hold units as capital assets (generally, property that is held for investment). This section has only limited applicability to corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult, and depend upon, such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. Tax consequences particular to that unitholder resulting from its ownership or disposition of its units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. With respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which such units trade. In addition, the costs of any contest with the IRS will be borne indirectly by unitholders because the costs will reduce our cash available for distribution. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.

All statements of law and legal conclusions, but no statement of fact, contained in this section, except as described below or otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether Vanguard’s monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); (3) whether Vanguard’s method for taking into account Section 743 adjustments is sustainable in certain cases (please read “Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”); (4) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “— Tax Treatment of Operations — Depletion Deductions); and (5) whether the deduction related to United States production activities will be available to a unitholder or the extent of such deduction to any unitholder (please read “— Tax Treatment of Operations — Deduction for United States Production Activities”).

Taxation of the Partnership

Partnership Status.  We expect to be treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing our federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of its current gross income is not qualifying income; however, this estimate could change from time to time. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. On such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations set forth below, we will be classified as a partnership and its operating subsidiaries will be disregarded as entities separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us. The representations made by us upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a)  Except for VNR Holdings, LLC, neither we nor any of our partnership or limited liability company subsidiaries have elected to be treated as a corporation for federal income tax purposes;

(b)  For each taxable year since the year of our initial public offering, more than 90% of our gross income has been income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c)  Each hedging transaction that we treat as resulting in qualifying income has been appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been associated with crude oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined generate qualifying income.

We believe that these representations have been true in the past and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our unitholders in liquidation of their interests in us. That deemed contribution and liquidation should not result in the recognition of taxable income by us or our unitholders so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

If for any reason we are taxable as a corporation, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to our unitholders and thus would likely substantially reduce the value of our units. In addition, any distribution made to a unitholder would be treated as (i) a taxable dividend income to the extent of our current or accumulated earnings and profits then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in our units and thereafter (iii) taxable capital gain.

The remainder of this discussion is based upon the opinion of Vinson & Elkins L.L.P. That we will be treated as a partnership for federal income tax purposes.

Unitholder Status.  Unitholders who have become members of us will be treated as partners of us for federal income tax purposes. Also:

(a)  assignees who have executed and delivered transfer applications, and are awaiting admission as members, and

(b)  unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of us for federal income tax purposes.

As there is no direct or indirect controlling authority addressing the federal tax treatment of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  Subject to the discussion below under “— Entity Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we do not pay any federal income tax. Rather, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units.  A unitholder’s initial tax basis for its units will be the amount it paid for the units plus its share of our nonrecourse liabilities. That initial basis generally will be (i) increased by the unitholder’s share of our income and by any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, by depletion deductions taken by it to the extent such deductions do not exceed its proportionate share of the adjusted tax basis of the underlying producing properties, by any decreases in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of our nonrecourse liabilities will generally be based on its share of our profits. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Treatment of Distributions.  Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder will recognize gain taxable in the manner described below under “— Disposition of Common Units.”

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease the unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “Disposition of Common Units.”

A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including recapture of intangible drilling costs, depletion recapture, depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses.  The deduction by a unitholder of its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization), the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. Moreover, a unitholder’s at-risk amount will decrease by the amount of the unitholder’s depletion deductions and will increase to the extent of the amount by which the unitholder’s percentage depletion deductions with respect to our property exceed the unitholder’s share of the basis of that property.

The at-risk limitation applies on an activity-by-activity basis, and in the case of gas and oil properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at-risk amount for that property and not the at-risk amount for all the taxpayer’s gas and oil properties. It is uncertain how this rule is implemented in the case of multiple gas and oil properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a common unitholder’s at-risk limitation with respect to us. If a common unitholder were required to compute his at-risk amount separately with respect to each oil or gas property we own, he might not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at-risk amount with respect to his common units as a whole

A unitholder subject to the basis and at risk limitation must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only its passive income generated in the future and will not be available to offset income from other passive activities or investments, (including a unitholder’s investments in other publicly traded partnerships), or a unitholder’s salary or active business income. If we dispose of all or only a part of our interest in an oil or gas property, unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Notwithstanding whether a natural gas and oil property is a separate activity, passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;
•	our interest expense attributed to portfolio income; and
•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Such term generally does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes.  If we are required or elects under applicable law to pay any federal, state, local or non-U.S. Tax on behalf of any current or former unitholder, we are authorized to pay those taxes and treat the payment as a distribution of cash to the relevant unitholder. Where the relevant unitholder’s identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under its limited liability company agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units with the effect that purchasers in an offering will receive essentially the same allocations as if the tax bases of our assets were equal to their fair market value at the time of such offering (a “Book-Tax Disparity”). In connection with providing this benefit to any future unitholders, similar allocations will be made to all holders of partnership interests immediately prior to such other transactions to account for the differing between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantial economic effect, it will be reallocated to our unitholders in accordance with the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including

•	their relative contributions to us;
•	the interests of all of our partners in profits and losses;
•	the interest of all of our partners in cash flow; and
•	the rights of all of our partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under Vanguard’s limited liability company agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period: (i) any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder; (ii) any cash distributions received by the unitholder as to those units would be fully taxable; and (iii) all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of our units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  If a unitholder is subject to alternative minimum tax, such tax will apply to such unitholder’s distributive share of any items of our income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our units on their alternative minimum tax liability.

Tax Rates.  Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse) or $200,000 (if the unitholder is unmarried).

Section 754 Election.  We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS unless there is a construction termination of the partnership for tax purposes. Please read “— Disposition of Common Units — Constructive Termination.” That election generally permits us to adjust the tax bases in our assets as to specific purchased units under Section 743(b) of the Code to reflect the unit purchase price. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values of our assets which may be higher or lower than their bases at the time of the relevant purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. For purposes of this discussion, a unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis.

We have adopted the remedial allocation method as to all our properties. Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders.

Under our limited liability company agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these or any other Treasury Regulations. Please read “— Uniformity of Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly-traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge the position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with the unitholder’s taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include his share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than twelve months of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Depletion Deductions.  Subject to the limitations on deductibility of losses discussed above (please read “— Limitations on Deductibility of Losses”), unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and gas interests. Although the Code requires each unitholder to compute its own depletion allowance and maintain records of its share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating its own depletion allowance and maintaining records of its share of the adjusted tax basis of the underlying property for depletion and other purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average daily production of domestic crude oil, or the gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and gas production, with 6,000 cubic feet of domestic gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our oil and gas interests or the disposition by the unitholder of some or all of its units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each common unitholder and not by us, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. We encourage each prospective unitholder to consult its tax advisor to determine whether percentage depletion would be available to the unitholder.

Deductions for Intangible Drilling and Development Costs.  We will elect to currently deduct intangible drilling and development costs (IDCs). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil or gas properties and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of gas) on average for any day during the taxable year or in the retail marketing of oil and gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Deduction for U.S. Production Activities.  Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 9% of our qualified production activities income that is allocated to such unitholder, but not to exceed 50% of such unitholder’s IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine its Section 199 deduction, each unitholder will aggregate its share of the qualified production activities income allocated to it from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account its distributive share of the expenses allocated to it from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at our qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to our unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Each unitholder is encouraged to consult its tax advisor to determine whether the Section 199 deduction would be available to such unitholder.

Lease Acquisition Costs.  The cost of acquiring oil and gas leases or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “Tax Treatment of Operations — Depletion Deductions.”

Geophysical Costs.  The cost of geophysical exploration incurred in connection with the exploration and development of oil and gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs.  Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders holding interests in us prior to that offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, primarily depletion and depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;
•	an offsetting notional principal contract; or
•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or any other extraordinary item of income, gain, loss or deduction will be allocated among our unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the safe harbor in the proposed regulations differs slightly from the proration method we have adopted because the safe harbor would allocate tax items among the months based on the relative number of days in each month and could require certain tax items which we may not consider extraordinary to be allocated to the month in which such items actually occur. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to the month of disposition but will not be entitled to receive a cash distribution for that quarter.

Notification Requirements.  A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have terminated for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of our units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

Our limited liability company agreement permits the Board to take positions in filing our tax returns that preserve the uniformity of units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions. A unitholder’s basis in units is reduced by its or her share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss” above and “— Tax Consequences of Unit Ownership — Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of our units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of our units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and non-U.S. corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly-traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a non-U.S. corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the non-U.S. corporation’s “U.S. Net equity,” that is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the non-U.S. corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. unitholder would be considered to be engaged in a trade or business in the U.S. By virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

Neither we nor Vinson & Elkins, L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of our units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Limited liability companies treated as partnerships for U.S. federal income tax purposes generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our limited liability company agreement allows our board of directors to appoint one of our officers who is a unitholder to serve as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)  the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)  a statement regarding whether the beneficial owner is

(1)  a non-U.S. person,

(2)  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3)  a tax-exempt entity;

(c)  the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to Vanguard. The nominee is required to supply the beneficial owner of the units with the information furnished to Vanguard.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)  for which there is, or was, “substantial authority,” or

(2)  as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on our returns. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposes is increased to 40%. There is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions.  If we engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our unitholders’ tax returns) would be audited by the IRS. Please read “— Administrative Matters — Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”
•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and
•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which you are a resident. We currently conduct business and own property in several states, most of which impose an income tax on entities such as us. We may also own property or do business in other states in the future. Unitholders may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. Unitholders will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we may do business or own property, and unitholders may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections of Unitholder Taxes.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of any series of debt securities will be set forth on the prospectus supplement relating to the offering of such debt securities.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in Vanguard. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in Vanguard. Vanguard strongly recommends that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all state and local, as well as U.S. federal tax returns that may be required of the unitholder.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus through underwriters, agents, dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we may sell some or all of the securities included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;
•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or
•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we may enter into option or other types of transactions that require us to deliver common units to a broker-dealer, who will then resell or transfer the common units under this prospectus. We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of the common units by broker-dealers;
•	sell common units short themselves and deliver the units to close out short positions;
•	enter into option or other types of transactions that require us to deliver common units to a broker-dealer, who will then resell or transfer the common units under this prospectus; or
•	loan or pledge the common units to a broker-dealer, who may sell the loaned units or, in the event of default, sell the pledged units.

We are registering the common units on behalf of the selling unitholder. As used in this prospectus, “selling unitholder” includes donees and pledgees selling common units received from a named selling unitholder after the date of this prospectus.

Under this prospectus, the selling unitholder intends to offer common units to the public:

•	through one or more broker-dealers;
•	through underwriters; or
•	directly to investors.

The selling unitholder may price the common units offered from time to time:

•	at fixed prices;
•	at market prices prevailing at the time of any sale under this registration statement;
•	at prices related to prevailing market prices;
•	at varying prices determined at the time of sale; or
•	at negotiated prices.

We will pay all reasonable expenses of the registration and offering of the common units offered hereby. We will not pay any underwriting fees, discounts and selling commissions allocable to the selling unitholder’s sale of common units, which will be paid by the selling unitholder. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

•	in or through one or more transactions (which may involve crosses and block transactions) or distributions;
•	on the New York Stock Exchange or such other national exchange on which our common units are listed at such time;

•	through the writing of options;
•	in the over-the-counter market; or
•	in private transactions.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

There is currently no market for any of the securities, other than our common units listed on the New York Stock Exchange. If the securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intends to make a market in the securities, such underwriter would not be obligated to do so, and any such market making could be discontinued at any time without notice. Therefore, we cannot assure you as to whether an active trading market will develop for these other securities. We have no current plans to list the debt securities on any securities exchange; any such listing with respect to any particular debt securities will be described in the applicable prospectus supplement.

Any broker-dealers or other persons acting on our behalf that participate with us in the distribution of the common units may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the common units may be deemed to be underwriting discounts and commissions under the Securities Act. As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the New York Stock Exchange, the existing trading market for our common units, or sales made to or through a market maker other than on an exchange.

Securities may also be sold directly by us. In this case, no underwriters or agents would be involved. If a prospectus supplement so indicates, underwriters, brokers or dealers, in compliance with applicable law, may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

Because FINRA views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2310 of the FINRA Rules.

LEGAL MATTERS

The validity of certain of the securities offered in this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. will also render an opinion on the material federal income tax considerations regarding the securities. The validity of certain guarantees with respect to the debt securities offered by this prospectus will be passed upon for us by Wyatt, Tarrant & Combs, LLP. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated financial statements of Vanguard Natural Resources, LLC and its subsidiaries as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, management’s assessment of the effectiveness of Vanguard Natural Resources, LLC and its subsidiaries’ internal control over financial reporting as of December 31, 2010, the statements of revenues and direct operating expenses of the properties Vanguard acquired from a private seller for each of the years in the two-year period ended December 31, 2009, which appear in Vanguard’s Current Report on Form 8-K/A filed with the SEC on May 12, 2010, and the statement of revenues and direct operating expenses of the oil and gas properties purchased from a private seller for the year ended December 31, 2010, which appear in Vanguard’s Current report on Form 8-K/A filed with SEC on September 16, 2011, incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of BDO USA, LLP (formerly known as BDO Seidman, LLP), an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Encore Energy Partners LP appearing in Encore Energy Partner LP’s Annual Report (Form 10-K) for the year ended December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information incorporated herein by reference regarding estimated quantities of our proved reserves and ENP’s proved reserves, each as of December 31, 2010, was prepared or derived from estimates prepared by DeGolyer and MacNaughton, independent reserve engineers. These estimates are incorporated herein by reference in reliance upon the authority of such firm as experts in these matters.

$200,000,000

7.875% Senior Notes due 2020

PRELIMINARY PROSPECTUS SUPPLEMENT

Book-Running Managers

RBC Capital Markets

Citigroup

Credit Agricole CIB

Deutsche Bank Securities

RBS

Wells Fargo Securities

J.P. Morgan

UBS Investment Bank

Senior Co-Managers

BMO Capital Markets

Scotiabank

Co-Managers

Comerica Securities

Lloyds Securities

Natixis

US Bancorp

  , 2012